/30



05009380

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Unicharm Corp

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4985 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/1/05

Consolidated Earnings for Fiscal Year Ended March 31, 2005

April 28, 2005

Corporate Name: Unicharm Corporation
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/) Location of Head Office: Ehime Prefecture
Chief Corporate Representative: Takahisa Takahara, President & Chief Operating Officer
Contact: Norizumi Yoshihara, Senior Executive Officer Telephone Number: +81-3-3447-5111
Date of Board Meeting for Book-Closing: April 28, 2005
U.S. Accounting Standards: Not adopted

3-31-05
AR/S

1. Consolidated business results for the fiscal year ended March 31, 2005 (April 1, 2004 – March 31, 2005)

(1) Consolidated business results

(Note) Amounts less than one million yen have been discarded.

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended March 31, 2005	246,050	2.5	27,284	(11.2)	27,978	(10.1)
Year ended March 31, 2004	240,109	7.6	30,726	19.1	31,120	20.2

	Net Income		Net Income per Share	Diluted Net Income per Share	Return on Equity (ROE)	Ordinary Income/ Total Asset	Ordinary Income/ Net Sales
	Millions of yen	%	Yen	Yen	%	%	%
Year ended March 31, 2005	16,381	0.9	244.27	-	12.5	13.2	11.4
Year ended March 31, 2004	16,239	26.1	240.26	-	13.7	15.7	13.0

(Notes)
1) Equity method investment profit and loss
Year ended March 31, 2005 ¥105 million Year ended March 31, 2004 ¥116 million
2) Average number of shares (consolidated)
Year ended March 31, 2005 66,473,685 Year ended March 31, 2004 66,942,629
3) Change in accounting methods Yes
4) Percentage changes in sales, operating income, ordinary income and net income represent YOY increases (decreases).

(2) Consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
Year ended March 31, 2005	215,365	137,696	63.9	2,069.32
Year ended March 31, 2004	209,002	123,708	59.2	1,858.63

(Note) Consolidated number of shares issued as of the end of period
Year ended March 31, 2005 66,472,140 Year ended March 31, 2004 66,474,997

(3) Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash equivalents as of the End of the Period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Year ended March 31, 2005	20,607	(8,437)	(207)	56,359
Year ended March 31, 2004	36,915	(25,836)	(7,933)	44,434

(4) Matters related to scope of consolidation and application of equity method
Number of consolidated subsidiaries 24
Number of non-consolidated subsidiaries to which equity method is applied 0
Number of affiliates to which equity method is applied 2

(5) Change in scope of consolidation and application of equity method
Number of companies newly consolidated 0
Number of companies excluded from scope of consolidation 2
Number of companies to which equity method is newly applied 0
Number of companies excluded from scope of application of equity method 0

2. Projected consolidated business results for fiscal 2005 (April 1, 2005 - March 31, 2006)

	Net Sales	Ordinary Income	Projected Net Income
	Millions of yen	Millions of yen	Millions of yen
Interim period	125,000	13,300	6,300
Full fiscal year	257,000	28,400	14,000

(Ref.) Projected net income per share ¥208.44

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties. Please refer to pages 12 and 13 of the attached materials for the aforementioned projected business results.

1. Status of Corporate Group

The Company's corporate group consists of Unicharm Corporation (the Company), 24 consolidated subsidiaries and two affiliates, and operates the business of mainly manufacturing and selling personal care and pet care products and providing related services.

The positioning of the Company's corporate group relative to these businesses and its relationships to segments by business type are as follows:

Business Segment	Sales Category		Main Companies
Personal Care Business	Baby and child care products Feminine care products Health care products Cosmetic powder-puffs Household products, etc.	Domestic	Unicharm Corporation Unicharm Products Co., Ltd. Unicharm Material Co., Ltd. Kokko Paper Manufacturing Co., Ltd. Cosmotec Corporation and three other companies
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni-Charm Co., Ltd. P.T. Uni-Charm Indonesia Uni.Charm Molnlycke B.V. and six other companies
Pet Care Business	Pet foods Pet toiletries	Domestic	Unicharm PetCare Corporation Unicharm Products Co., Ltd. Kokko Paper Manufacturing Co., Ltd. Cosmotec Corporation
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd.
Other Businesses	Food-wrapping Materials Materials and Components Infant Education Division Financing Operations, etc. Other	Domestic	Unicharm Corporation Unicharm Products Co., Ltd. Unicharm Material Co., Ltd Kokko Paper Manufacturing Co., Ltd. and six other companies
		Overseas	One Company

The following two companies were liquidated during the term under review:
Uni. Charm Finance Company (Netherlands) B.V.
Gold Tower Co., Ltd.

The main operations of the consolidated subsidiaries/affiliates and the respective percentages of the Company's ownership interest are as follows:

Consolidated Subsidiaries

Name	Address	Main operations	Percentage of voting rights held
Unicharm Products Co., Ltd.	Shikoku Chuo-city, Ehime	Production of baby and child care products, feminine care products, etc.	100.0%
Unicharm Materials Co., Ltd.	Shikoku Chuo-city, Ehime	Production and sale of nonwoven fabric and other materials	100.0%
Kokko Paper Manufacturing Co., Ltd.	Shikoku Chuo-city, Ehime	Production, processing and sale of paper, nonwoven fabric and other materials	100.0%
Cosmotec Corporation	Zentsuji-city, Kagawa	Printing, processing and sale of photogravures	100.0%
Unicharm PetCare Corporation	Shinagawa-ku, Tokyo	Production and sale of pet foods and pet toiletries	40.8%
Uni-Charm Co., Ltd.	China	Production and sale of baby and child care products, feminine care products, etc.	52.6%
Uni-Charm (Thailand) Co., Ltd.	Thailand	Production and sale of baby and child care products, feminine care products, etc.	94.2%
Shanghai Uni-Charm Co., Ltd.	China	Production and sale of feminine care products, etc.	75.0%
Uni-Charm Consumer Products (China) Co., Ltd.	China	Production and sale of baby and child care products, etc.	97.1%
Uni-Charm Co., Ltd.	Korea	Production and sale of baby and child care products, feminine care products, etc.	90.0%
PT Uni-Charm Indonesia	Indonesia	Production and sale of baby and child care products, feminine care products, etc.	74.0%
Uni.Charm Mölnlycke B.V.	The Netherlands	Production supervision for baby/child care and adult-use incontinence products	60.0%
Twelve other Companies			

Affiliates

Name	Address	Main operations	Percentage of ownership interest
Uni.Charm Mölnlycke K.K.	Minato-ku, Tokyo	Sale of adult-use incontinence products	50.0%
One other Company			

2. Corporate Policies

1. Basic Corporate Policy

Upholding the management philosophy of "creating and offering first-class products and services to its customers wherever they may be," the Unicharm Group is promoting corporate activities aimed at ceaselessly creating and providing first-class value to its stakeholders including its customers, shareholders, business partners, employees and society.

The Unicharm Group shall strive to:

1) Provide high-quality and high value-added products that satisfy customer needs and create new markets by innovating its core technologies in unwoven fabric and absorbents;
2) Enhance its cash-generating capability and maximize its corporate (or shareholder) value by optimally allocating management resources and raising its growth/earnings potential for each of its business segments;
3) Ensure sound growth not only for itself, but for its customers as well, by collaborating with the customers in building an optimal value chain under a common objective of maximizing customer satisfaction;
4) Foster innovation by motivating employees to ceaselessly endeavor to better themselves and their skills without complacency, by uniting the passion and ambition of all employees; and
5) Promote fair corporate management that serves to integrate the pursuit and enhancement of its responsibility to society through its business activities.

2. Basic Profit-Sharing Policy

Unicharm considers the sharing of its profits with its shareholders as one of its most important management policies and, to that end, is endeavoring to augment its corporate value by generating cash flow.

The Company will adhere to its policy of consistently distributing shareholder dividends in continuously higher amounts, while simultaneously seeking to strengthen its corporate structure and aggressively expand investments in order to improve its earnings capabilities further.

The Company will seek to utilize its free cash flows by placing the highest priority on financing its business expansion (in Japan and abroad), R&D, and IT system upgrades from the perspective of enhancing corporate value, while acquiring treasury stocks from time to time, and paying dividends to provide returns to its esteemed shareholders. The total amount of treasury stocks that the Company has acquired so far reached ¥28.847 billion. The Company is determined to always give adequate consideration to corporate efficiency from a long-term perspective.

3. Rationale and Policy for Reduction of Minimum Stock Trading Unit

Unicharm considers it one of its major corporate tasks to enlarge its individual investor base and enhance stock liquidity, and has been taking necessary steps in that direction. The Company made it easier for individual investors to invest by reducing its minimum stock trading unit from 1,000 to 100 shares effective from August 1, 1997. Also, in July 2004, it offered its common shares on Japan's stock markets with the aim of increasing individual investors. The Company will continue to watch the market conditions closely and implement measures with a view to further invigorating the trading of its equity while expanding its individual investor base.

4. Targeted Management Benchmarks

Unicharm seeks to build a corporate management structure with high capital efficiency that would enable it to prevail in the global competition by continuously boosting sales and income as well as improving ROE.

5. Medium and Long-Term Corporate Strategy

The Company aims to boost growth in the personal care business in Asia and firmly establish a "life support" industry with the best corporate value in East Asia that offers the world's premier premium-quality products and services to bring comfort, excitement and pleasure to two billion people throughout Asia. As such, the Company launched its Sixth SAPS (Schedule-Action-Performance-Spiral) Plan in April 2004, a 4-year corporate initiative comprising the following five key strategies:

1) Strengthen strategy-execution capabilities based on the SAPS business model;
2) Create new markets by developing first-to-market and first-in-quality products;
3) Secure the leading market position in Asia by boosting growth in the personal care business;
4) Realize global cost competitiveness through aggressive reforms of the supply chain management system; and
5) Enhance corporate value by bolstering corporate social responsibility (CSR) and corporate governance.

The Company will strive to improve its brand value by actively pursuing measures to implement these strategies, devising a new business model that is suited to the changing business climate, and reinforcing its customer relations.

6. Challenges Facing the Company

In the face of the continuing slump in consumer spending in Japan and intensifying global competition, Unicharm pushed forward corporate reform while giving the highest priority to revitalizing the domestic market and expanding overseas business, focusing on Asia, at a rate much faster than market growth. As a result, it achieved record-high sales during the fiscal year under review. But profits decreased from a year earlier due to increasingly fierce competition in a market environment of only mild domestic consumer spending and soaring raw material prices. In order to drive its corporate reform further, the Company will focus even more on adding greater value to its products and services through ceaseless innovation in all business segments, and firmly push for sales cost reductions and the streamlining of expenses. Outside of Japan, mainly in growth markets in Asia, it will seek to establish itself as the best-of-its-breed by aggressively developing local-area business and rapidly expanding its product lineup that would respond to the needs of local consumers.

7. Basic Philosophy on Corporate Governance and Current Status of Measures

(1) Basic Philosophy on Corporate Governance

Unicharm is conducting its daily corporate activities by adhering to its company credo, "achieving the proper corporate management that aligns the growth and development of the Company with the contentment of the employees and the fulfillment of social responsibility." Generally, the subjects of corporate governance and CSR are coming under increased scrutiny by the stakeholders. Recognizing that it is therefore of paramount importance to always conduct proper corporate management based on the aforementioned credo, while enhancing corporate value and actively fulfilling our CSR with the concerted efforts of management and the operational divisions, Unicharm will improve its corporate governance while strengthening the executive officer system further within the existing management framework of directors and auditors.

Furthermore, besides complying with domestic and overseas laws, the entire Unicharm Group also is striving to refine its corporate mission, as formulated in the company credo (established in 1974), "**Our Five Key Tenets and Principles of Conduct for Employees**" (established in 1971; revised in 1999), "**Beliefs, Pledges and Behavioral Principles for Employees**" (established in 1999)," and the "**Behavioral Guidelines**" for the specific realization of these missions. These mission statements are the specific framework with which the Group conducts business in line with its corporate vision and ethics. The Group will also communicate these mission statements to all its directors and employees, and strive to fulfill them in order to enhance the trust of each stakeholder.

As for information disclosure, the aforementioned **Beliefs, Pledges and Behavioral Principles** specify that we proactively disclose corporate information, and strive to promote a trust-inspiring corporate management as a "pledge to our shareholders." Under this "pledge to our shareholders," the Group will make efforts to promptly disclose accurate information to all stakeholders including the shareholders and investors, and raise the transparency of management by conducting such information disclosure comprehensively.

(2) Current status of corporate governance measures

1) Management control organization and other corporate governance systems related to the corporate management's decision-making, execution and monitoring

- Turning to the improvement of the management control mechanism for achieving corporate governance, the Company introduced an executive officer system within the existing management framework of directors and auditors in June 1999, which currently comprises four directors, 21 executive officers (including three who also serve as directors) and four auditors (including two external auditors).

- The tenure of directors is set at one year to ensure that management activities are conducted flexibly.

- A clearer separation between the supervisory and executive functions is now ensured by having the chairman of the Board, as the supervisory function, elected from among the directors not concurrently serving as executive officers. The President and CEO now executes operations as the head of the executive organ, with other executive officers appointed annually as the heads of their respective executive units. Also, the Operational Executive Board was established to strengthen the directors' powers of supervision over business execution and give added impetus to a swift decision-making process on matters related to corporate business execution. The Business Execution Board, chaired by the President and CEO, is convened every month as the instrument for the standing members and their relevant divisions to promptly and properly resolve important operational issues that have been identified by the chairman with due consideration given to the prevailing business climate.

- As a company with a corporate auditor system, Unicharm does not elect external directors, but has strengthened the audit function of the Board of Auditors that oversees the Board of Directors. The Board of Auditors comprises a total of four individuals, i.e., two internal and two external auditors.

- The Company has established the Internal Auditing Office which (as the name implies) conducts internal audits. The Internal Auditing Office, comprising four persons, conducts internal audits of operational divisions, prepares internal audit reports describing discovered matters of concern and recommendations for improvement, reports these to the President and CEO, and then submits them to the Board of Auditors as well as the audited divisions themselves. If an improper matter is noted, an improvement plan is prepared and executed, with the Internal Auditing Office monitoring the results of the improvement measures.

- As for the risk management system, the Company set up a CSR Department that is in charge of across-the-board supervision of environmental responsiveness, quality assurance, compliance with the Pharmaceutical Affairs Law and relevant regulations, ensuring product safety, and corporate integrity and ethics, all of which are important issues for Unicharm's business activities. At the same time, the Company seeks to drive home the company credo of proper corporate management to all employees in order to integrate the maximization of customer satisfaction and the strengthening of corporate competitiveness by striking a balance between environmental and economic necessities. Also, in case of the occurrence of a crisis that may affect the Company both internally and externally, the Company will endeavor to contain any damage by rapidly and accurately assessing the situation, in order to fulfill the corporate social responsibility by communicating to affected stakeholders in a timely and proper manner, while concurrently preparing a crisis management communication manual, delivering it to all divisions involved in operations to protect corporate value, and providing handy concise versions including guidelines, rules and environmental regulations that must be followed by all regular employees and directors.

- The Company appointed Deloitte Touche Tohmatsu as the financial auditor, and receives recommendations for operational improvements after each audit. There exists no material conflict of interest between Unicharm and Deloitte Touche Tohmatsu or any of the managing partners in charge of the Company's audit.

<Names of certified public accountants in charge>

Engagement partners/Managing partners: Shigeji Sugimoto, Yoshiaki Kitamura

<Numbers of assistants for financial audit>
4 certified public accountants, 5 junior accountants and 3 others

<Remuneration to Deloitte Touche Tohmatsu for financial audit>
The remuneration amount for the completion of the certified audit as per the auditing contract:
¥61 million (including ¥38 million for the Company and ¥23 million for consolidated subsidiaries)
Remuneration other than the above:
¥3 million (including ¥1 million for the Company and ¥2 million for consolidated subsidiaries)

- The Company receives the advice of legal counsel on legal issues whenever necessary.

A chart showing an overview of the Company's management control mechanism is presented below:


General Meeting of Shareholders
Board of Auditors
Internal auditors 2
External auditors 2
Auditing
Board of Directors
Representative Director & Chairman of the Board
Representative Director 1
Directors 2
Delegation of supervision, nomination and decision-making
Reporting
Executive Structure
Internal Auditing Office
Auditing
President & CEO
Directing and supervising
Reporting
Directing and supervising
Reporting
Executive Division
Executive Officer
Executive Division
Executive Officer
Business Execution Board
President & CEO
Executive Officers 2
Operating Officers 4

2) Summary of personal, capital or transactional relationships, or other interests between the Company and its external directors and auditors

- The Company does not elect external directors. None applicable for external auditors.

3) Measures during the past year for the improvement of corporate governance

- Following the general meeting of shareholders on June 29, 2004, the Company abolished the practice of conferring such positions as president or managing director on members of the board (of directors) and instead reallocated these positions to operating executive officers. Consequently, the President and CEO now executes operations as the head of the executive organ. The separation between supervisory and executive function was strengthened by having the Chairman of the Board, as the supervisory function, elected from among the directors not concurrently serving as executive officers. In April 2004, the Operational Executive Board, consisting of directors concurrently serving as executive officers as its standing members, was established to strengthen the directors' powers of supervision over business execution and give added impetus to a swift decision-making process on matters related to business execution.

- The Company has complied with the requirement that external auditors comprise a majority of nominated statutory auditors two years before its becoming mandatory. Mr. Haruhiko Takenaka (a standing auditor for Nissan Motor Co., Ltd.) was appointed and inducted as a new external auditor at the general meeting of shareholders on June 29, 2004, thereby bringing the number of external auditors to two (together with Masahiko Hirata, a former director and executive vice president of Matsushita Electric Industrial Co., Ltd.).

- In April 2004, the new Corporate Ethics Office was established within the CSR Department, and in July 2004, "Easy Dial," a corporate affairs counseling service for employees, was established in order to imbue employees with a better understanding of legal compliance as well as corporate philosophy and ethics.

- To comply with the Act for Protection of Computer-Processed Personal Data held by Administrative Organs (enforced in April 2005), the Company prepared the "Unicharm Information Security Policy" in March 2005, and established mandatory guidelines and rules that regular employees as well as directors must follow. The Company also established related requirements to ensure a comprehensive environment of information security, in which information is retained in its original form, properly disclosed or provided only to designated persons on a "need-to-know" basis so that such information is not disclosed or provided beyond its intended usage.

3. Operating Result and Financial Condition

I Operating Result

1. Summary of Fiscal Year under Review

Summary of Overall Business Results (Millions of yen)

	Outlook for Fiscal Year under Review (Note 1)	Fiscal Year under Review	Outlook for Amount of Increase/ Decrease	Previous Fiscal Year	Amount of Increase/ Decrease
Net Sales	245,000	246,050	1,050	240,109	5,941
Operating Income	26,500	27,284	784	30,726	(3,440)
Ordinary Income	27,100	27,978	878	31,120	(3,140)
Net Income	15,300	16,381	1,081	16,239	138
Net Income per Share	227.81 yen	244.27 yen	16.46 yen	240.26 yen	4.01 yen

(Note 1) Forecast for Fiscal Year under Review represents the one announced with the 3rd quarter financial results.

Business Results by Region (Millions of Yen)

	Net Sales (Note2)			Operating Income		
	Fiscal Year under Review	Previous Fiscal Year	Amount of Increase/ Decrease	Fiscal Year under Review	Previous Fiscal Year	Amount of Increase/ Decrease
Japan	192,002	190,718	1,283	23,681	27,031	(3,350)
Asia	34,638	32,700	1,938	3,085	3,073	11
Other	19,409	16,690	2,719	510	587	(76)

(Note 2) Net Sales represent those to external customers.

(1) Summary of Overall Business Results for Fiscal Year under Review

During the fiscal year under review, the Japanese economy was in a temporary lull due to such factors as exports tapering off, but capital investment increased mainly in the manufacturing industries, and consumer spending was solid. The economies in the other Asian countries where the Company is primarily focusing its business development generally grew in a stable fashion and remaining on a growth trend.

Under these circumstances, consolidated sales for the fiscal year under review increased setting a record high of ¥246 billion, up 2.5% from the previous year. In Japan, sales from our baby and child care division dropped as the incessant heat waves prompted more parents to move their children our of diapers and further along in the potty training process. In addition, consumer eagerness apparently weakened as a new government regulation forced retailers to display gross prices inclusive of the Japanese sales tax ("Consumption Tax"), and market competition stiffened as a result of this regulation. Sales from our feminine care (women's hygiene) business decreased due to stiffened price competition in some product categories. Sales from other core businesses of health care (e.g. adult incontinence products), clean & fresh (cleaning and deodorizing products for the home) and pet care (e.g. pet food) grew solidly. As a result, domestic sales reached ¥192 billion, up ¥1.2 billion YOY. Sales of baby care and feminine goods developed favorably especially in Asia while, Europe saw rises in sales of adult-use incontinence care products and paper diapers for babies. As a result, sales by our foreign subsidiaries and affiliates increased ¥4.6 billion to ¥54 billion, now accounting for as much as 22% of total consolidated sales.

Although sales grew along with improved containment of general and administrative expenses as well as increased sales from overseas businesses, our proactive investment in marketing initiatives, including advertising aimed at brand development for our domestic businesses and sales promotions aimed at enhancing our domestic competitive edge, pushed operating income to ¥27.2 billion (-11.2% YOY) and ordinary income of ¥27.9 billion (-10.1% YOY). Net income reached a record-setting ¥16.3 billion, (+0.9% YOY). Consequently, net income per share rose ¥4.01 to reach ¥244.27.

The year-end dividend of ¥15 was ¥1 higher than last year's, as announced in the interim report. As a result, the annual dividend will be ¥30 per share, including the interim dividend of ¥15 per share, which is an increase of ¥2 YOY.

(2) Summary of Business Result by Segment

1) Personal Care Business

(Millions of Yen)

	Fiscal Year under Review	Previous Fiscal Year	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note3)	208,016	205,290	2,725	1.3%
Operating Income	23,250	27,221	(3,971)	(14.6%)

(Note 3) Net Sales represent those to external customers.

Net sales from our personal care business for the fiscal year under review amounted to ¥208.0 billion, up 1.3% from those of the previous corresponding fiscal year. Operating income decreased to ¥23.2 billion by 14.6% or ¥3.9 billion from that of the previous corresponding fiscal year.

- **Baby and Child Care Business**

Competition intensified further and unit prices decreased throughout the entire Japanese market as it became mandatory for retailers to display gross prices including the Japanese sales ("consumption") tax and fewer diapers being used due to the effects of incessant heat waves, while market demand continuously declined with the falling birthrate. Particularly due to these macro-environmental changes, the baby paper diaper market has contracted more than expected. Despite this adverse environment, the Company as a leading enterprise is endeavoring to revitalize its market and increase its earnings, not by reducing unit prices for diapers, but by offering more value-added new products and improvements of existing products. At the same time, the Company is promoting aggressive marketing campaigns including TV commercials and other PR activities and concentrated measures to promote market penetration and expansion, focusing on its pants-type paper diaper.

In recent years, consumer preferences in baby wear and underwear are increasingly becoming oriented towards more colorfulness, and the needs for greater tastefulness in design have been rising in the paper diaper segment. In July 2004, the Company launched a limited summer sale of ***Moony Man*** diapers with "Toy Story" artwork that was highly popular among boys, or Disney princess design (e.g. Sleeping Beauty) that was revered by girls. In February 2005, new designs were added to ***Moony Man L-size, Big size*** separately for toddlers of both genders. These designs will be delightful for infants, and make the changing of diapers less unpleasant. Also, as for the pants-type paper diapers in M-size that are primarily for first-time users, improved models were released with new functions especially designed to handle the excrement peculiar to babies of respective ages. The Company also newly released reasonably priced pants in M-size for the ***Mamy Poko*** Pants products in order to promote a business shift to the pants-type paper diapers.

With parental ideas about the timing of toilet training changing in recent years, more infants of advanced ages are using paper diapers. In September, responding to the latest consumer needs that conventional diaper sizes are not designed to handle, Unicharm released ***Moony Man Big Yori Ohkii Size***, a new-size diaper that can be worn comfortably by a child of 18 kilograms or more. Any large child weighing between 13 and 25 kilograms with a height of between 90 and 130 centimeters would be fully at ease wearing this particular model. The Company will continue to develop products that suit the growth of children, to help reduce the burden of child-rearing as well as support a comfortable stress-free nursing of incontinent individuals.

Moreover, in April, Unicharm a nationwide launch of ***Moony Man Mizuasobi Pants***, a pants-type diaper that will not expand if soaked in water and allows an infant in the developmental stage of grip-and-stand or toilet-training to splash around in water to his or her heart's content. The Company successfully offered new value by launching this entirely new type of diaper especially made for in or around water and equipped with all the three features required for splashing around that conventional swimwear or paper diapers lacked: (1) it does not swell up when soaked in water; (2) it can even handle an unintended discharge that slips through; and (3) it comes with full-color designs for boys and girls.

The Company enhanced its business presence in East Asia (Taiwan, P.R. China, Thailand, Malaysia, Singapore, Indonesia and the Philippines) by continuing its proactive sales/marketing activities and seeking to expand and penetrate the market for its ***Mamy Poko*** brand. In particular, its business in Thailand and Indonesia has continued to expand steadily in terms of market share even after it attained the top market share in each country, thereby serving as a growth driver of its overseas business. The Company's growth pattern is also maintained in other ASEAN countries (Malaysia, Singapore and the Philippines). Armed with full-scale improvements in product strength and packaging, the Company is steadily making inroads into the Chinese market as well.

Consequently, net sales in the baby and child care business for the fiscal year under review declined to ¥98.4 billion, down ¥2.6 billion from those of the previous corresponding fiscal year.

- **Feminine Care Business**

The overall domestic market for the feminine care segment remained flat due to stiffened competition as the target population is declining with the population continuing to age as the birthrate falls. Nevertheless, as the sole manufacturer with a full line of women's hygienic care products in Japan, Unicharm continued to focus on the development and improvement of products providing relief and comfort, to revitalize the market, based on its business philosophy of creating comfort and freedom for women through science.

In April 2004, the Company launched ***Sofy Wide-Guard 350*** (a 35-centimeter-long version of the standard ***Sofy Wide-Guard*** that is an extra-wide sanitary napkin for overnight protection) striving to stimulate the market further. Then in September, the Company released ***Sofy Wide-Guard 250*** (designed to prevent daytime leakage that roughly one in two women experiences), truly turning the Sofy Wide-Guard series into the brand for reducing the physical as well as emotional stress and constraints that women suffer, both day and night, for more relief and comfort. At the same time, Unicharm launched ***Sofy Slim-Up Fit***, the first sanitary shorts with buttocks-lifting and leg-line enhancement features, thereby expanding its product lineup and helping to revitalize the sanitary shorts market by offering the type of products that would allow women to pursue whatever they value while being stylish.

In March 2005, the Company released ***Sofy Body Fit Fuwa Pita Slim***, a gap-free slim napkin in a new form without altering the thinness and with a "Fuwa Pita absorber," a swell in the center that fits female body contours. This product provides not only a sense of relief by absorbing menstrual flow regardless of volume, while providing a pleasant fit. Consequently, this product became popular among many women.

On the other hand, at 41%, the current usage of panty liners in Japan still remains low and has potential to rise further. With a view to stimulating further popularization of this product category, the Company launched ***Sofy Panty Liner Zero-Taikan***, an ultra-thin, comfortable panty liner that the user hardly feels at all, became firmly ensconced in the panty liner market and contributed to its growth.

Unicharm continued to be actively involved in a variety of informative activities related to menstruation. On its website, the Company started "Hajimete Karada Navi for girls," a new site that provides advice to teenage girls in puberty as well as their parents on such subjects of interest as the physical changes at puberty, methods of informing children about menstruation (including the first menstrual period that parents may often get flustered by) and parental communication with their children during puberty. Unicharm also continued its endeavors to disseminate correct information on feminine care products through such enlightening activities as making leaflets on the correct use of tampons available at retail stores. Through these activities, the Company has secured not only the top share in the domestic feminine care products market but has established itself as the No. 1 brand that is most highly recognized and appreciated by consumers as "reliable and friendly."

Furthermore, as a full-line maker, the Company released the third sanitary goods nationwide in March in order to create new markets. The ***Sofy Body Piece Set*** is a veritable sanitary product of the next generation that incorporates a dual system comprising a piece for putting between the body and the product and a liner-sheet for underwear so as to eliminate the gaps and dislocations that often cause leakage. The Company will strive to provide fresh relief and comfort, and create new markets by "liberating" women both in mind and body.

Turning to the overseas markets, the new night-use products launched in neighboring East Asian countries drove the Company's business performance upwards, and its business in ASEAN countries continued to expand. Unicharm firmly maintained its No. 1 position in terms of market share in both Taiwan and Thailand, and successfully acquired the top market share throughout China. As a result, sales in the feminine care business rose by ¥100 million to ¥56.2 billion.

- **Health Care Business**

Despite the intense competition in this growth market, the health care business in Japan during the fiscal year under review grew faster than the market did. While the rapidly aging population ensured solid market growth in Japan, Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on development and improvement of its ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body"

In the severe incontinence care products market, the guiding concept that a sitting position is the first step towards rehabilitation, ***Lifree Sitting-Comfort Pads*** for use at health care facilities and ***Lifree Sitting-Comfort Urine Absorbing Pads*** released through retail outlets proceeded to leave its mark on the market as a new breed of urine-absorbing products to help the bedridden rise from their beds, and upgrade the quality of life (QOL) for caregivers and care-receivers alike.

In the light incontinence care market where two-digit growth is being sustained, the Company applied the concept of ***"Everyday Freshness! Always Feeling Pleasant and Comfortable"*** to its ***Charm-Nap Sawayaka Liner*** and ***Charm-Nap Sawayaka Extra-Absorbency*** series, and refurbish its product package design and adopted on all of its packages the "Continence Care Mark" whose dissemination is being promoted by the Japan Continence Association, a civil organization led by Ms. Kaoru Nishimura that advocates a society where the afflicted can find relief in a comfortable, convenient manner. At the same time, the Company will endeavor to expand public awareness and knowledge on incontinence care by collaborating with the Association in developing and distributing its "Continence Care Book."

Furthermore, the Company has made it easier for the users to purchase ***Charm-Nap Sawayaka Liner*** by changing the quantity of small and medium volume incontinence absorbing liners in a large-sized pack as well as its price. Unicharm as the leading manufacturer of exclusive products for incontinence care will continue to promote further public enlightenment of incontinence care, serve to disseminate proper care techniques with its exclusive products, and help the users lead a comfortable daily life and pursue their own values.

Elsewhere, Unicharm is trying to enhance the value of its ***Lifree*** brand by offering care support services that extend as far as moral support for caregivers through the ***Lifree Iki-Iki Hotline*** service where consumers can consult expert advisors about their troubles and questions related to continence care. Moreover, care-related information is available on the official website (http://www.unicharm.co.jp/), and various integrated services extending from consultation to product purchase are provided through the ***Iki-Iki Life*** business.

On the overseas front, following its release in Taiwan, Unicharm launched Lifree in Thailand in May 2003, thereby accelerating penetration of the ***Lifree*** brand in both countries. The sales of adult-use pants-type paper diapers are also expanding mainly in Europe.

- **Clean & Fresh Business**

In the clean & fresh segment, where Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in nonwoven fabric and absorbent materials, it sought to expand sales by enhancing its lineup of general-use moist towelettes, ***Silcot Wet Tissues***, by adding ***Silcot Wet Tissues Petit-pact***, the first-in-the-industry wet towelettes with a portable container, as well as ***Silcot Wet Safe Disinfectant Tissues Petit-pact***.

The Company also released ***Wave Pyu-Pyutto Mop***, under its Wave brand and a new type of a spray-type floor mop. Users of this product can eject a special liquid merely by pulling a lever, and wiping large expanses like a living room will become easier. This product can satisfy the needs of housewives who wish to wipe the floor with minimum effort and maximum effect. This product can also satisfy customers better than ever and has expanded the market for cleaning goods.

Furthermore, the Company released Allergen Care Wave Handy Wiper, Allergen Care Wave Nobiru Wiper and Allergen Care Wave Floor Sheet, and proposes an entirely new cleaning experience. Moreover, these products have an added anti-allergen effect during ordinary cleaning.

2) Pet Care Business (Millions of Yen)

	Fiscal Year under Review	Previous Fiscal Year	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note4)	26,806	23,553	3,253	13.8%
Operating Income	2,614	2,168	446	20.6%

(Note 4) Net Sales represent those to external customers.

Sales in the pet care segment during the fiscal year under review increased 13.8% YOY to reach ¥26.8 billion, and operating income rose ¥400 million to ¥2.6 billion.

The Company's consolidated subsidiary, Unicharm PetCare Corporation, participates in this promising market which offers a solid growth potential over the medium to long-term in light of the fact that pet-keeping households are growing in number due to the declining birthrate and the aging of the population.

Given this market environment, and based on its business philosophy of "Comfortable Pet Life through Health and Cleanliness," Unicharm has developed its pet care business by concentrating its focus on two specialized categories of pet foods and pet toiletries, with the hope of helping pet-owners see their pets live healthily and long in a clean environment.

In the pet foods category, the Company has made sustained efforts to enhance profit potential and promote marketing mainly of differentiated products including ***Neko Genki Ginno-Spoon***, the particularly tasty food for felines, followed by ***Aiken Genki Gonno-Sara***, a dog food. In the pet toiletries category, Unicharm has sought to more effectively market an improved lineup of the products that responds to recent needs presented by an increase in indoor pet-keeping. This product category includes Fleas and Mites Repellent and ***Sweet-Smelling After-Pee Kitty Litter***, larvicide/ acaricide for pets.

3) Other Businesses (Millions of Yen)

	Fiscal Year under Review	Previous Fiscal Year	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note5)	11,227	11,266	(38)	(0.3%)
Operating Income	1,370	1,323	47	3.6%

(Note 5) Net Sales represent those to external customers.

Sales in other business segments for the fiscal year under review amounted to ¥11.2 billion, down 0.3% YOY, and operating income amounted to ¥1.3 billion.

In the food-wrapping materials business catering to supermarkets and other foods-related outlets, sales of ***Fresh Master***, a tray mat utilizing the Company's technologies in nonwoven fabric and absorbent materials, expanded favorably.

2. Outlook for Fiscal 2005

(Millions of Yen)

	Outlook for Fiscal 2005	Fiscal Year under Review	Amount of Increase/ Decrease	Percentage of Increase/Decrease (%)
Net Sales	257,000	246,050	10,950	4.5%
Operating Income	28,500	27,284	1,216	4.5%
Ordinary Income	28,400	27,978	422	1.5%
Net Income	14,000	16,381	(2,381)	(14.5%)
Net Income per Share	208.44 yen	244.27 yen	(35.83 yen)	(14.7%)

Both corporate business results and consumer spending in Japan have continued well, but the stiffening competition is expected to keep the Company in the middle of an even more trying business environment. In Asia, competition among global brands should also intensify with accelerated market expansion.

Under these conditions, based on the basic policies prescribed in its Sixth SAPS 48-Month Management Plan, Unicharm will strive to always and precisely identify customer needs, reinvigorate mature markets and aggressively penetrate growth markets through marketing initiatives, product development and upgrading of technological capabilities that will help create high brand value and new markets. The Company also seeks to enhance its earnings capability by implementing a fundamental reform of its cost structure through reduction of the overall supply chain-related costs and streamlining of business expenses while absorbing the impacts of higher raw material costs that are anticipated due to increases in crude oil prices during the next fiscal year.

In the baby and child care business in Japan, Unicharm released ***Moony Man Anyogadekitara M-Size***, a dramatically improved product of ***Oshiri Suppori Cover***, a unique M-sized pant. Unicharm is also striving to create demand for pants-type products by newly adding ***Mamy Poko Pants M-Size*** to the lineup of Mamy Poko Pants, expand sales by stimulating market interest, and strengthen profitability. In its feminine care segment, the Company will strive to enhance its brand strength further by adding new categories to the Sofy Wide-Guard series and aggressively marketing ***Sofy Body Fit Fuwa Pita Slim***. The Company will also release ***Sofy Body Piece Set***, a new type of next generation sanitary product in Japan, and create a market for a third category of sanitary goods apart from napkins and tampons. In the health care segment, the Company will endeavor to fine-tune its approach to increasingly diversified customer needs by offering upgraded product features for the Lifree brand through the launching of ***Lifree Nyotori Pad Nashidemo Chojikan Anshin Pants***, ***Lifree Pants Yo Nyotori Pad Chojikan Suwattemo Anshi*** and ***Lifree Pants Yo Nyotori Pad Yoruyo Donna Shiseidemo Itobanju Anshin***, the pants-type paper diapers, and by deploying its abundant and industry-leading product line. At the same time, it will step up its informative activities related to continence rehabilitation care and endeavor to expand its business operation ahead of the market. In the clean & fresh segment, the Company will seek to create new markets while expanding its product lineup and promoting brand penetration through the launching of ***Wave Pyu-Pyutto Mop***, an innovative mop from the Wave disposable cleaner series and the "Allergen Care Wave" series that provides anti-allergen effect to prevent the irritation that ticks and pollen often cause during ordinary cleaning.

In the pet care business, Unicharm will make every effort to increase sales and earnings by expanding the lineup of pet toiletries based on its core technologies in unwoven fabric and absorbent materials, and by boosting and aggressively marketing the lineup of high-performance and high value-added products in response to the changing pet food market needs in Japan, which are increasingly characterized by such keywords as "senior," "indoor pet-keeping," "smaller pet size" and "overweight."

On its overseas market fronts, Unicharm will accelerate the expansion of the ***Sofy*** and ***Charm*** brands of its feminine care business in major East Asian markets. In the baby and child care business, the Company will drive market expansion and brand penetration by aggressively marketing its ***Mamy Poko*** brand, and will endeavor to improve the relevant production and supply structure. In the health care segment, it will seek to build a third pillar for its overseas business by actively marketing its ***Lifree*** brand diapers for adults in Taiwan and Thailand.

Based on the aforementioned endeavors, Unicharm expects to report consolidated sales of ¥257.0 billion for the fiscal 2005 (up 4.5% YOY), operating income of ¥28.5 billion (up 4.5% YOY), ordinary income of ¥28.4 billion (up 1.5% YOY) and net income of ¥14.0 billion (down 14.5% YOY). Consequently, net income per share is expected to be ¥208.44, a YOY increase of ¥35.83.

As originally planned, Unicharm plans to pay a full-year dividend of ¥32 per share including the interim dividend of ¥16 per share, ¥1 more per share than that distributed in the previous fiscal year.

II Financial Condition

1. Overview for Fiscal Year under Review

(Millions of Yen)

	Fiscal Year under Review	Previous Fiscal Year	Increase/ Decrease
Total Assets	215,365	209,002	6,363
Shareholder's Equity	137,696	123,708	13,988
Shareholder's Equity Ratio	63.9%	59.2%	4.7%

(Millions of Yen)

	Fiscal Year under Review	Previous Fiscal Year	Increase/ Decrease
Cash Flows from Operating Activities	20,607	36,915	(16,308)
Cash Flows from Investing Activities	(8,437)	(25,836)	17,399
Cash Flows from Financing Activities	(207)	(7,933)	7,725
Balance of Cash and cash Equivalents as of the End	56,359	44,434	11,924

of the period				

Total assets amounted to ¥215.3 billion as the combined result of an increase from the previous year-end of ¥11.9 billion in cash and deposits, and decreases of ¥2.0 billion in marketable securities and ¥3.3 billion in land, etc. Shareholders' equity increased to ¥137.6 billion mainly as a result of the increase of ¥12.5 billion in retained earnings. Consequently, equity ratio reached 63.9%, up 4.7 points from that of the previous fiscal year-end.

Cash flows from operating activities decreased ¥16.3 billion to ¥20.6 billion. Income before tax and other adjustments amounted to ¥28.5 billion and depreciation expense ¥12.3 billion.

Cash flows from investing activities turned to a negative ¥8.4 billion. Capital expenditures dropped to ¥13.0 billion, down ¥5.0 billion from those of the previous year-end. Main capital expenditures included equipment additions to support the Company's business expansion abroad, equipment introductions to boost new products in its core businesses, equipment renovations to support product improvements, etc.

Cash flows from financing activities turned to a negative ¥200 million.

As a result, the outstanding balance of cash and cash equivalents as of the end of the fiscal year amounted to ¥56.3 billion, up ¥11.9 billion from that of the previous year-end.

2. Prospect for Fiscal 2005

With respect to cash flows from operating activities, the Company expects to see an increase in income before tax and other adjustments primarily as a result of increased sales.

As to cash flows from investing activities, the Company plans to continue investing actively in capital expenditures including equipment additions to support its business expansion abroad, equipment introductions to boost new products in its core businesses, and equipment renovations to support product improvements.

Consequently, the Company expects to see the outstanding balance of cash and cash equivalents as of the end of this fiscal year-end increase year on year, and will continue to make every effort to strengthen its financial structure.

3. Trend of Cash flow-Related Benchmarks

	Fiscal Year ended March 31, 2001	Fiscal Year ended March 31, 2002	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005
Equity Ratio (%)	58.7	58.4	60.2	59.2	63.9
Equity Ratio based on fair value (%)	212.9	136.8	167.3	158.4	148.5
Number of year for debt redemption (years)	0.4	0.4	0.3	0.2	0.2
Interest coverage ratio	48.6	70.1	74.5	124.2	77.2

(Notes)

Equity ratio:	Shareholders' equity / total assets
Equity ratio based on fair value:	Aggregate amount of shares at market value / total assets
Number of year for redemption:	Interest-bearing debts / operating cash flows
Interest coverage ration:	Operating cash flows / interest payments

*1. Each benchmark is computed on the basis of consolidated financial figures.
2. Aggregate amount of shares at fair value is computed by multiplying the closing stock quotation as of the end of the fiscal year or period with the number of shares issued and outstanding (excluding treasury stocks) as of the end of the corresponding fiscal years or periods.
3. "Operating cash flows" mean cash flows from operating activities as provided in the statement of consolidated cash flows. "Interest-bearing debts" include all of the debts reported on the consolidated balance sheets as of the end of the fiscal years or periods on which interest is paid by the Company. "Interest payments" mean the amount of interest payment as provided in the statement of consolidated cash flows.

III Business risks

Operating results of the Company and its group companies (hereinafter called the "Company" in this section) may be significantly affected by various factors that may occur in the future. The following are the main items liable to become risk factors for the Company's business activities. Also, matters related to the future in this context represent the Company's judgments as of the year-end.

1. Sales environment with intense competition

The Company's main products are in intense competition with others in domestic and overseas markets in terms of both prices and product lines.

Since the Company's main products are characterized as consumer products, they are always subject to intense price competition. Also, peers are incessantly releasing new products.

This sales climate will be significantly affected not only by the Company's marketing efforts but also by competitors' reactions. The Company considers that its products will continuously be subject to intense competition in the markets, and such competition will further intensify in the future. These factors may affect the Company's operating results.

2. Change in Japan's population structure

In Japan, the number of children is decreasing, the population continues to age, and the percentage of infants and women of menstrual age are decreasing. Accordingly, domestic demand for baby care products and sanitary goods, the Company's core business, may decrease, and these factors may affect the Company's operating results.

3. Overseas business risks

At present, the Company manufactures products in Thailand, Indonesia, Taiwan, Korea, China and the Netherlands. But, overseas business activities involve risks such as changes in prices of raw materials and demand due to the change in foreign exchange rates, regulatory changes announced by foreign governments, and economic and environmental changes. Also, socially and economically unstable situations may arise in foreign countries. These factors may affect the Company's operating results.

4. Price risks for raw materials

As a manufacturer, the Company faces raw material price risks. At present, the Company purchases raw materials from many outside suppliers. Particularly, the Company purchases raw materials like paper pulp from foreign suppliers, and such purchases are ordinarily based in dollars. The Company is making efforts to minimize foreign exchange risks by netting and foreign currency hedging, but raw material costs may increase due to fluctuating foreign exchange rates and market prices, and these factors may affect the Company's operating results.

5. Assessment of product reliability in the markets

As a manufacturer and distributor of consumer products, assessment on product quality and safety and raw materials is extremely important. Particularly, complaints or claims related to product reliability or safety may lead to rapid decreases in product sales and negatively affect the Company's performance. Since its inception, the Company has never been subjected to material claims like huge amounts of compensation for damages, but it cannot assume that such claims will never be made in the future. The occurrence of such an incident may affect the Company's operating results.

6. Protection of intellectual property rights such as patents and trademarks

The Company's intellectual property rights may be infringed in a certain manner, and the Company may incur tremendous damage. On the other hand, the Company may unknowingly infringe on third party intellectual property rights of a third party beyond its recognition. The occurrence of such an incident may affect the Company's operating results.

7. Environmental issue

As a manufacturer, the Company is required to satisfy domestic and foreign environmental standards including those for the handling and treatment of air pollutants, discharge of CO_2 and waste water or solid waste.

The Company considers that the current laws and regulations will not have negative effects on its performance and financial conditions, but the future legal regulations may affect the Company's operating results.

8. Merger, alliance, business integration and divestment etc.

The Company is always striving to pursue the maximum corporate value in consideration of an optimally effective management of its corporate resources. In the course of such efforts, the Company will not ignore the opportunities for business merger, capital contribution, alliance with other companies, business integration and disposal, business rationalization, divestiture, etc. Such actions are liable to affect the Company's operating results and business structure in the future.

9. Unauthorized information disclosure

The Company keeps much information including personal data obtained based on agreements or confidentiality contracts made with customers and suppliers, as well as internally created information. The Company has set its information security policy, established requirements for behavioral guidelines, rules and information environments necessary to realize the information security environment, and strive to educate and communicate such requirements to all regular employees and directors. But if unauthorized information leakage should occur in any manner, the Company may become legally responsible for information management and lose credibility. Such disclosure may affect the Company's performance.

4. Consolidated Financial Statements, etc.

(1) Consolidated Balance Sheet

(Millions of yen)

Item / Period	Fiscal Year under Review (as of March 31, 2005)		Previous Fiscal Year (as of March 31, 2004)		Increase/ Decrease
	Amount	Percentage	Amount	Percentage	Amount
Assets		%		%	
I Current assets	104,657	48.6	94,575	45.3	10,081
Cash and deposits	46,358		34,434		11,924
Notes and accounts receivable	29,076		29,016		60
Marketable securities	11,914		13,922		(2,007)
Inventories	12,072		12,421		(348)
Deferred tax assets	2,047		2,530		(482)
Other current assets	3,314		2,424		889
Allowance for bad debts	(127)		(173)		46
II Fixed assets	110,707	51.4	114,426	54.7	(3,718)
1. Tangible fixed assets	72,798	33.8	77,306	37.0	(4,507)
Buildings and other structures	22,361		23,117		(755)
Machinery, equipment and vehicles	38,615		33,046		5,568
Land	9,930		13,325		(3,395)
Construction in progress	511		6,856		(6,345)
Other tangible fixed assets	1,379		959		420
2. Intangible fixed assets	2,337	1.1	2,903	1.4	(566)
3. Investments and other assets	35,571	16.5	34,216	16.3	1,355
Investment securities	28,745		27,309		1,435
Reserve for insurance	2,965		2,935		29
Deferred tax assets	177		1,006		(829)
Deferred tax assets related to revaluation	212		1,408		(1,196)
Other investments	4,436		2,597		1,838
Allowance for bad debts	(964)		(1,042)		77
Total Assets	215,365	100.0	209,002	100.0	6,363

(Millions of yen)

Item \ Period	Fiscal Year under Review (as of March 31, 2005)		Previous Fiscal Year (as of March 31, 2004)		Increase/ Decrease
	Amount	Percentage	Amount	Percentage	Amount
Liabilities		%		%	
I Current liabilities	59,745	27.7	66,874	32.0	(7,128)
Notes and accounts payable	23,856		25,990		(2,134)
Short-term bank loans	5,903		4,570		1,332
Current portion of corporate bonds	1,000		-		1,000
Accrued expenses	19,889		20,798		(909)
Accrued corporate income tax	2,846		9,290		(6,443)
Reserve for bonus payment	2,963		3,139		(176)
Other current liabilities	3,286		3,083		202
II Long-term liabilities	8,776	4.1	11,505	5.5	(2,729)
Corporate bonds	-		1,000		(1,000)
Long-term debt	344		557		(212)
Provision for severance benefits	4,845		6,027		(1,182)
Provision for Directors' severance bonus	1,178		1,123		54
Other long-term liabilities	2,408		2,797		(388)
Total long-term liabilities	68,522	31.8	78,379	37.5	(9,857)
Minority interests	9,146	4.3	6,913	3.3	2,233
Shareholders' equity					
I Common stocks	15,992	7.4	15,992	7.7	-
II Additional paid-in capital	18,590	8.6	18,590	8.9	-
III Retained earnings	114,411	53.1	101,831	48.7	12,580
IV Land revaluation difference	(309)	(0.1)	(2,052)	(1.0)	1,743
V Unrealized gains on available-for-sale securities	3,934	1.8	4,109	2.0	(175)
VI Foreign currency translation adjustment	(2,799)	(1.3)	(2,654)	(1.3)	(144)
VII Treasury stocks	(12,123)	(5.6)	(12,108)	(5.8)	(15)
Total shareholders' equity	137,696	63.9	123,708	59.2	13,988
Total liabilities, minority interests and shareholders' equity	215,365	100.0	209,002	100.0	6,363

(2) Consolidated Statement of Income

(Millions of yen)

Item / Period	Fiscal Year under Review (April 1, 2004 - March 31, 2005)		Previous Fiscal Year (April 1, 2003 - March 31, 2004)		Increase/ Decrease
	Amount	Percentage	Amount	Percentage	Amount
		%		%	
I Net sales	246,050	100.0	240,109	100.0	5,941
II Cost of sales	137,341	55.8	132,074	55.0	5,267
Gross profit	108,709	44.2	108,035	45.0	674
III Selling, general and administrative expenses	81,424	33.1	77,309	32.2	4,115
Operating income	27,284	11.1	30,726	12.8	(3,441)
IV Non-operating income	1,639	0.7	1,593	0.7	46
Interest received	331		364		(33)
Dividend received	175		140		34
Gains on sales of securities	48		17		31
Subsidy income	-		150		(150)
Foreign exchange gain	201		-		201
Other non-operating income	883		921		(38)
V Non-operating expenses	945	0.4	1,199	0.5	(253)
Interest paid	315		297		17
Sales discount	457		403		54
Amount allocated as allowance for bad debts charged to expenses	-		3		(3)
Foreign exchange losses	-		309		(309)
Other non-operating expenses	173		184		(11)
Ordinary income	27,978	11.4	31,120	13.0	(3,141)
VI Extraordinary profit	5,627	2.3	797	0.3	4,830
Gains on sales of fixed assets	1,195		249		945
Indemnity allowance	-		88		(88)
Legal settlement package	-		281		(281)
Income from welfare pension fund government refund	3,886		-		3,886
Other extraordinary profit	545		178		367
VII Extraordinary loss	5,009	2.1	2,211	0.9	2,798
Losses on disposal of fixed assets	1,557		909		647
Valuation loss on investment securities	0		33		(32)
Amount allocated as provision for severance benefits	951		1,224		(273)
Amount allocated as allowance for bad debts	41		-		41
Impairment losses	2,247		-		2,247
Other extraordinary loss	211		43		166
Income before taxes and other adjustments	28,597	11.6	29,706	12.4	(1,109)
Corporate income tax, inhabitant tax and business tax	7,984	3.2	12,826	5.3	(4,842)
Adjustments on corporate income tax, etc.	2,663	1.1	(723)	(0.3)	3,386
Minority interests in net income	1,567	0.6	1,363	0.6	204
Net income	16,381	6.7	16,239	6.8	141

(3) Consolidated Statement of Retained Earnings

(Millions of yen)

Item \ Period	Fiscal Year under Review (April 1, 2004 - March 31, 2005)	Previous Fiscal year (April 1, 2003 - March 31, 2004)
	Amount	Amount
Capital surplus		
I Capital surplus at beginning of period	18,590	18,590
II Capital surplus at end of period	18,590	18,590
Retained earnings		
I Retained earnings at beginning of period	101,831	87,462
II Retained earnings increased	16,381	16,239
Net income	16,381	16,239
III Retained earnings decreased	3,801	1,870
Dividend	1,927	1,740
Directors' bonus	130	130
Reversal of land revaluation difference	1,743	-
IV Retained earnings at end of period	114,411	101,831

(4) Consolidated Statement of Cash Flows

(Millions of Yen)

Item \ Period	Fiscal Year under Review (April 1, 2004 - March 31, 2005)	Previous Fiscal Year (April 1, 2003 - March 31, 2004)
	Amount	Amount
I Cash flows from operating activities		
Income before tax and other adjustments	28,597	29,706
Depreciation expense	12,329	11,616
Gain on agency return of employees' pension fund	(3,886)	-
Decrease in allowance for bad debts	(123)	(193)
Increase in reserve for employee severance benefits	808	1,093
Increase (decrease) in reserve for directors' severance bonus	54	(125)
Receipt of interest and dividend	(506)	(504)
Payment of interest	315	297
Valuation loss on investment securities	0	33
Gain on sales of fixed assets	(1,195)	(249)
Loss on impairment of fixed assets	2,247	-
Loss on disposal of fixed assets	1,557	909
Increase in trade receivables	(60)	(2,135)
Increase (decrease) in inventories	348	(489)
Decrease in trade payables	(2,134)	(1,788)
Increase (decrease) in other current liabilities	(1,044)	3,085
Other	(2,248)	504
Sub-total	35,057	41,760
Amount of interest and dividend received	383	438
Amount of interest paid	(266)	(297)
Amount of corporate tax, etc. paid	(14,566)	(4,985)
Cash flows from operating activities	20,607	36,915
II Cash flows from investing activities		
Expenditure on acquisition of marketable securities	(1,570)	(2,205)
Income from sale of marketable securities	4,102	3,330
Expenditure on acquisition of tangible fixed assets	(13,064)	(18,137)
Income from sale of tangible fixed assets	4,646	894
Expenditure on acquisition of intangible fixed assets	(673)	(912)
Expenditure on acquisition of investment securities	(3,010)	(10,831)
Income from sale of investment securities	1,015	2,076
Income from business divestment	-	15
Other	116	(65)
Cash flows from investing activities	(8,437)	(25,836)
III Cash flows from financing activities		
Net increase in short-term bank loans	1,031	566
Income from incurrence of long-term debt	25	50
Expenditure on repayment of long-term debt	(253)	(311)
Expenditure on redemption of corporate bonds	-	(1,000)
Income from receipt of payment from minority shareholders	1,255	229
Payment for purchases of shares in subsidiaries from minority shareholders	-	(79)
Expenditure on acquisition of treasury stocks	(15)	(5,333)
Amount of dividend paid	(1,927)	(1,740)
Amount of dividend paid to minority shareholders	(323)	(315)
Cash flows from financing activities	(207)	(7,933)
IV Currency translation effect on cash and cash equivalents	(37)	(280)
V Increase in cash and cash equivalents	11,925	2,865
VI Amount of cash and cash equivalents outstanding at beginning of period	44,434	41,568
VII Amount of cash and cash equivalents outstanding at end of period	56,359	44,434

Matters affecting the Preparation of Consolidated Financial Statements

1. Matters related to the scope of consolidation

   All of the subsidiaries of the Company are consolidated. Number of consolidated subsidiaries: 24

   Names of main subsidiaries: Unicharm Products Co., Ltd.
   Unicharm PetCare Corporation
   United Charm Co., Ltd.
   Shanghai Uni-Charm Co., Ltd.
   Uni-Charm Consumer Products (China) Co., Ltd.
   Uni-Charm Co., Ltd.
   Uni-Charm (Thailand) Co., Ltd.

   The following consolidated subsidiaries have already been liquidated. Accordingly, the income statements of these subsidiaries, which were subject to consolidation, were those for the period until the liquidation.

   Uni. Charm Finance Company (Netherlands) B.V.
   Gold Tower Co., Ltd.

2. Application of equity method

   Number of affiliates to which equity method was applied: 2

   Name of main affiliate: Uni.Charm Mölnlycke K.K.
   The Fun Co., Ltd.

3. Matters related to fiscal year of consolidated subsidiaries

   The fiscal closing date for foreign subsidiaries (14 companies) and for the equity method subsidiary (1 company) is December 31.

   In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date.

4. Matters related to accounting standard

   (1) Standard and method of valuation of important assets

   1) Marketable securities

   Held-to-maturity bonds

   Amortized cost method (straight-line method)

   Other marketable securities

   Marketable securities with fair market value

   Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method)

   Marketable securities without fair market value

   To be stated at cost based on the moving-average method

   2) Inventories

   Products and merchandise

   Stated at cost based on the periodic average method (at whichever is lower: cost or market value based on the periodic average method applicable to some of the consolidated subsidiaries)

   Raw materials

   Stated at cost based on the moving-average method (at cost based on the periodic average method applicable to some of the consolidated subsidiaries)

   Work in process

   Stated at cost based on the periodic average method

   Supplies

   Stated at cost based on the periodic average method

   3) Derivative transactions

   Stated at market value based on the market price, etc. as of fiscal closing date

(2) Method of depreciation of important depreciable assets

1) Tangible fixed assets

Mainly by declining-balance method, but for the Company and subsidiaries in Japan, straight-line method is applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998

Standard useful years are as follows:

Buildings and other structures: 2-60 years

Machinery, equipment and vehicles: 2-15 years

2) Intangible fixed assets

By straight-line method

5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)

(3) Accounting for important deferred assets

Stock issuance costs: Expensed entirely when paid.

(4) Appropriation standard applicable to important provisions

1) Allowance for bad debts

In order to provide for losses from bad debts, the Company and subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables.

The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims.

2) Provision for employees' bonus

In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the amount corresponding to the fiscal year under review is appropriated.

3) Provision for employees' severance benefits

For employees' severance benefits, of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the Company appropriates the amount that is assumed to have accrued as of the end of the fiscal year under review.

The difference (¥6,458 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years.

The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference.

Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

(Additional Information)

As a result of the enactment of the Defined Benefit Corporate Pension Law, the Company and its domestic consolidated subsidiaries obtained the approval of the Japanese Ministry of Health, Labour and Welfare on August 1, 2004 with respect to the return of the welfare pension fund disbursed as a proxy for prior years, and refunded the respective amount (minimum reserve) to the country on November 19, 2004.

The positive impact of the foregoing in the amount of ¥3,886 million was reported as an extraordinary profit for the fiscal year under review.

4) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

(5) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen

Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.

(6) Method of treating important lease transactions

The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

(7) Important method of hedge accounting

1) Method of hedge accounting

Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.

2) Method and subject of hedging

Method of hedging	Exchange contracts and currency options
Subject of hedging	Scheduled foreign currency-denominated transactions

3) Hedging policy

Foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.

With respect to the foreign exchange fluctuation risks associated with foreign currency-denominated debts arising from import transactions, which constitute main risks for the Company, the Policy requires that about 70% of the outstanding debt be hedged in principle.

4) Method of assessing effectiveness of hedging

Judgment as to the effectiveness of hedging is omitted as it is assumed that the principal amount of the hedge method and the important terms concerning hedge subjects are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.

(8) Other important matters for preparation of consolidated financial statements

Accounting treatment of Consumption Tax, etc.

For accounting purposes, amounts on the consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.

5 Matters related to the valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are entirely booked at market value.

6 Matters related to the amortization of consolidation adjustment accounts

Important consolidation adjustment accounts are amortized in equal installments for 5 years after accrual, and others are entirely amortized on the accrual date.

7 Matters related to the treatment of items for profit appropriation

Profit appropriation on the consolidated statement of retained earnings is conducted as per the modus determined during the course of the fiscal year.

8 Scope of funds in the consolidated statement of cash flows

The funds consist of cash on hand, demand deposits and highly liquid short-term investments that are with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.

Changes in Matters affecting the Preparation of Consolidated Financial Statements

Accounting standard pertaining to impairment of fixed assets

As it became possible to apply "Accounting Standard pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from consolidated financial statements covering the fiscal year ended March 31, 2004, the said Accounting Principle and Guideline are applied effective from the fiscal year under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million.

The amounts of accumulated impairment loss are deducted directly from the amounts of the relevant assets in accordance with Rules on Consolidated Financial Statements.

Additional Information

Method of presentation of pro forma standard taxation portion of corporate enterprise tax in consolidated statement of income

Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) was promulgated on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base (¥240 million) are reported as part of selling, general and administrative expenses beginning with the fiscal year under review in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004).

Notes

(Consolidated Balance Sheet)

(Millions of Yen)

	Fiscal Year under Review	Previous Fiscal Year
1. The following is related to affiliates.		
Investment securities (stocks)	396	351
2. Accumulated depreciation on tangible fixed assets	101,178	94,721

3. Based on the "Law concerning the Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Partial Amendment of the Law concerning the Revaluation of Land" (revised March 31, 2001), the Company revalues land for business use. In addition, the Company records the tax equivalents on respective valuation differences in the assets section as Deferred Tax Assets related to revaluation, and the total amount of such tax equivalents and valuation differences in the shareholders' equity section as Land Revaluation Difference.

   Revaluation method
   Calculated based on assessed value in accordance with Article 2, Item 5 of the Enforcement Ordinance for the Law concerning the Revaluation of Land (No. 119 of Government Ordinance promulgated in March 31, 1998)

Date of revaluation: March 31, 2001

	Fiscal Year under Review	Previous Fiscal Year
Difference between the market value of revalued land for business use at year-end and the book value after the revaluation	(428)	(1,679)

4. The number of shares of the Company held by consolidated companies, non-consolidated subsidiaries subject to equity method accounting and affiliates was 2,509,451 (common stock).

(Consolidated Statement of Income)

(Millions of Yen)

	Fiscal Year under Review	Previous Fiscal Year
1. Breakdown of main items in selling, general and administrative expenses		
Sales-related transportation expense	13,844	13,560
Sales promotion expense	24,309	21,410
Advertising expense	10,218	9,450
Employees' salaries and bonus	8,763	8,363
Amount newly positioned as provision for employees' bonus	1,495	1,709
Amount newly positioned as provision for severance benefits	1,037	926
Amount newly positioned as provision for directors' severance bonus	59	58
Depreciation expense	1,754	2,209
2. Total amount of research and development expenses		
Research and development expenses included in general and administrative expenses	3,746	4,688
3. Breakdown of gains on sales of fixed assets		
Buildings and other structures	1,110	-
Land	78	231
Others	6	17
4. Breakdown of loss on disposal of fixed assets		
Buildings and other structures	642	211
Machinery, equipment and vehicles	457	577
Land	321	3
Software	29	11
Others	105	107

5. Impairment loss

The Unicharm Group reported impairment losses for the following asset groups:

Use	Location	Asset type	Impairment loss (Millions of Yen)
Sightseeing/leisure facilities	Utazu City, Kagawa	Buildings	551
		Land	961
		Other	113
Idle assets	Utazu City, Kagawa and other locations	Land	621

The Unicharm Group accounts for earnings and expenses by business unit. Properties for leasing purposes which are not directly committed to the business of the Group, idle assets, etc. are treated as individual properties.

The book value of the sightseeing/leisure facilities was reduced to the level of the recoverable amount as their operating activities had continuously incurred losses and their worth was likely to be impaired. The relevant reduction (¥2,247 million) was treated as impairment loss and reported as an extraordinary loss.

This impairment loss consisted of: ¥551 million in buildings, ¥1,582 million in land, and ¥113 million in other asset categories. The recoverable value of the asset group of the sightseeing/leisure facilities is measured by its use value, and is computed by discounting its future cash flows at 4.3%. The recoverable value of land is measured by its net sales price and is assessed mainly on the basis of the real estate appraisal value as determined by certified real estate appraisers.

(Consolidated Statement of Cash Flows)

(Millions of Yen)

Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and the amount of items listed on the consolidated balance sheet:

	Fiscal Year under Review	Previous Fiscal Year
Cash and deposits	46,358	34,434
Marketable securities	11,914	13,922
Total	58,273	48,356
Term deposits with terms exceeding three months	9	0
Beneficiary certificates of securities investment trust	1,904	3,922
Cash and cash equivalents	56,359	44,434

(Lease Transactions)

No entry here due to detailed disclosure on EDINET

(Tax effect accounting)

1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual (Millions of Yen)

	Fiscal Year under Review	Previous Fiscal Year
(Deferred tax assets)		
Current assets		
Accrued business tax	189	803
Reserve for bonus payment	1,100	1,173
Unrealized gain	52	24
Others	761	529
Sub-total	2,103	2,531
Fixed assets		
Investment securities	1,030	1,106
Deferred assets for tax purposes	-	244
Provision for severance benefits	1,162	2,249
Provision for Directors' severance bonus	479	457
Allowance for bad debts	305	318
Impairment loss	832	-
Others	208	189
Sub-total	4,018	4,565
Valuation allowance	(71)	(36)
Total deferred tax assets (fixed assets)	3,946	4,529
Total deferred tax assets	6,050	7,060
(Deferred tax liabilities)		
Current liabilities		
Accrued business tax	53	-
Others	2	0
Sub-total	56	0
Long-term liabilities		
Retained profit	843	648
Unrealized gains on available-for-sale securities	2,685	2,830
Others	239	43
Sub-total	3,769	3,522
Total deferred tax liabilities	3,825	3,522
Net deferred tax assets (or liabilities)		
Current assets	2,047	2,530
Fixed assets	177	1,006
Total	2,225	3,537
(Deferred tax assets related to revaluation)		
Land	212	1,408

2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason

	Fiscal Year under Review	Previous Fiscal Year
Statutory effective tax rate	40.7%	The difference between the effective statutory tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting was below 5% of the effective statutory tax rate. Accordingly, related notes were omitted.
(Adjustment)		
Items like entertainment expenses permanently excluded from expenses	0.6%	
Difference from foreign tax rates	(3.5%)	
Net loss	1.0%	
Special corporate tax deduction such as research expenses	(0.9%)	
Retained profit	0.7%	
Others	(1.2%)	
Applicable corporate tax rate after the adoption of the tax effect accounting	37.2%	

5. Segment Information

(1) Segment Information by Business Type

For Fiscal Year under Review (April 1, 2004 – March 31, 2005) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss Sales (1)Sales to external customers	208,016	26,806	11,227	246,050	-	246,050
(2)Internal sales or transfers across segments	42	-	18	60	(60)	-
Total	208,058	28,806	11,246	246,111	(60)	246,050
Operating expenses	184,808	24,191	9,876	218,876	(110)	218,765
Operating income	23,250	2,614	1,370	27,235	49	27,284
II. Assets, Depreciation Expense and Capital Expenditure Assets	126,622	16,419	25,612	168,653	46,711	215,365
Depreciation Expense	11,624	252	452	12,329	-	12,329
Capital Expenditure	13,169	273	295	13,737	-	13,737

For Previous Fiscal Year (April 1, 2003 – March 31, 2004) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss Sales (1)Sales to external customers	205,290	23,553	11,266	240,109	-	240,109
(2)Internal sales or transfers across segments	42	-	46	89	(89)	-
Total	205,332	23,553	11,312	240,198	(89)	240,109
Operating expenses	178,111	21,384	9,989	209,486	(102)	209,383
Operating income	27,221	2,168	1,323	30,712	13	30,726
II. Assets, Depreciation Expense and Capital Expenditure Assets	121,783	13,203	33,375	168,362	40,639	209,002
Depreciation Expense	10,917	242	457	11,616	-	11,616
Capital Expenditure	18,766	302	418	19,487	-	19,487

(Notes)

1. Method of segmenting businesses
   Businesses are segmented based on sales volume classification of the Company, taking similarities in product, sales market, etc. into account.
2. Main products by business segment
   (1) Personal care: Baby and child care products, feminine care products, health care products
   (2) Pet care: Pet foods, pet toiletries
   (3) Others: Food-wrapping materials, industrial materials, infant-education business, financing operations, etc.
3. The amount of joint assets of the entire company which are included in the elimination or the joint corporate asset category for the consolidated fiscal year under review is ¥75,993 million, and the main assets are cash and deposits, marketable securities and investment securities of the parent company.
   Previous fiscal year ¥68,613 million

(2) Segment Information by Region

For Fiscal Year under Review (April 1, 2004 – March 31, 2005)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	192,002	34,638	19,409	246,050	-	246,050
(2) Internal sales or transfers across segments	6,759	2,671	-	9,431	(9,431)	-
Total	198,762	37,310	19,409	255,482	(9,431)	246,050
Operating expenses	175,081	34,224	18,898	228,204	(9,439)	218,765
Operating income	23,681	3,085	510	27,277	7	27,284
II. Assets	115,830	27,891	14,114	157,835	57,529	215,365

For Previous Fiscal Year (April 1, 2003 – March 31, 2004)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	190,718	32,700	16,690	240,109	-	240,109
(2) Internal sales or transfers across segments	5,511	1,752	-	7,263	(7,263)	-
Total	196,229	34,452	16,690	247,372	(7,263)	240,109
Operating expenses	169,198	31,378	16,103	216,680	(7,296)	209,383
Operating income	27,031	3,073	587	30,692	33	30,726
II. Assets	121,285	25,270	11,637	158,192	50,809	209,002

(Notes)
1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
   (1) Asia: Taiwan, China, Korea, Thailand, etc.
   (2) Others: The Netherlands, etc.
3. The Company-wide assets for the current year included in "Elimination or Company-wide" was ¥75,993 million, and mainly comprised cash and deposits, securities, and investment securities of the parent company.
   Previous fiscal year ¥68,613 million

(3) Overseas Sales

For Fiscal Year under Review (April 1, 2004 – March 31, 2005)

(Millions of Yen)

	Asia	Other	Total
I. Overseas sales	34,755	24,612	59,367
II. Consolidated sales	-	-	246,050
III. Overseas sales as a percentage of consolidated sales (%)	14.1	10.0	24.1

For Previous Fiscal Year (April 1, 2003 - March 31, 2004)

(Millions of Yen)

	Asia	Other	Total
I. Overseas sales	31,807	23,261	55,069
II. Consolidated sales	-	-	240,109
III. Overseas sales as a percentage of consolidated sales (%)	13.2	9.7	22.9

(Notes) 1. Classification of country or region is based on geographical proximity.
2. Major countries/regions belonging to each category.
(1) Asia: Taiwan, China, Korea, Thailand, etc.
(2) Others: The Netherlands, etc.

6. Production, Orders (received) and Sales

(1) Production Results

(Millions of Yen)

Business Segment	Fiscal Year under Review (April 1, 2004 – March 31, 2005)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
	Amount	Amount
Personal Care	207,019	206,279
Pet Care	27,154	23,681
Others	10,941	11,354
Total	245,115	241,315

(Notes) 1. The foregoing amounts are expressed in sales price.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (received)

The Company does not produce its products on a job-order basis.

(3) Sales Results

(Millions of Yen)

Business Segment	Fiscal Year under Review (April 1, 2004 – March 31, 2005)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
	Amount	Amount
Personal Care		
Baby and child care products	98,444	101,066
Feminine care products	56,237	56,361
Others	53,334	47,861
Sub Total	208,016	205,290
Pet Care	26,806	23,553
Others	11,227	11,266
Total	246,050	240,109

(Note) The foregoing amounts do not include Consumption Tax, etc.

7. Marketable Securities

Fiscal Year under Review

1. Held-to-maturity bonds with market value (March 31, 2005) (Millions of Yen)

		Amount reported on consolidated balance sheet	Market value	Difference
Securities, the fair value of which does not exceed the balance sheet amounts	Government bonds, local public bonds, etc.	10	10	0
	Sub-total	10	10	0
Total		10	10	0

2. Other marketable securities with market value (March 31, 2005) (Millions of Yen)

		Acquisition cost	Amount reported on consolidated balance sheet	Difference
Securities, the balance sheet amounts of which exceed the acquisition costs	1) Stocks	2,448	9,775	7,327
	2) Bonds	3,976	3,990	14
	3) Other	1,560	1,560	0
	Sub-total	7,984	15,325	7,341
Securities, the balance sheet amounts of which do not exceed the acquisition costs	1) Stocks	30	26	(4)
	2) Bonds	10,000	9,316	(683)
	Sub-total	10,030	9,342	(687)
Total		18,014	24,667	6,654

3. Major marketable securities not valued at market and its amount reported on consolidated balance sheet (excluding 1.) (March 31, 2005) (Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	902
Corporate bonds	904
Foreign bonds	-
Other	318
Other marketable securities	
Investment trusts	10,000
Preferred stocks	3,000
Unlisted stocks	281
Other	175

4. Other securities with maturity, and held-to-maturity bonds that are to be redeemed in the future (March 31, 2005) (Millions of Yen)

	Within 1 year	Over 1 year but within 5 years	Over 5 years but within 10 years	Over 10 years
Held-to-maturity bonds				
Government bonds, local public bonds, etc.	10	0	-	-
Other	318	904	902	-
Other marketable securities				
Bonds	24	8,562	404	4,316
Other	1,588	16	131	-
Total	1,942	9,483	1,439	4,316

5. Other securities sold during the current fiscal year (April 1, 2004 – March 31, 2005) (Millions of Yen)

	Sales Price	Total Sales Gains	Total Sales Losses
Stocks	-	-	-
Bonds	-	-	-
Other	9,642	23	12
Total	9,642	23	12

(Note) In addition to the above, ¥25 million was recorded as the gain on sales of stock investments held by the investment partnership. There was no loss on such sales.

Previous Fiscal Year

1. Held-to-maturity bonds with market value (March 31, 2004) (Millions of Yen)

		Amount reported on consolidated balance sheet	Market value	Difference
Securities, the fair value of which does not exceed the balance sheet amounts	Government bonds, local public bonds, etc.	10	10	0
	Sub-total	10	10	0
Total		10	10	0

2. Other marketable securities with market value (March 31, 2004) (Millions of Yen)

		Acquisition cost	Amount reported on consolidated balance sheet	Difference
Securities, the balance sheet amounts of which exceed the acquisition costs	1) Stocks	2,449	10,190	7,741
	2) Bonds	1,099	1,099	0
	Sub-total	3,549	11,290	7,741
Securities, the balance sheet amounts of which do not exceed the acquisition costs	1) Stocks	21	20	(0)
	2) Bonds	12,000	11,216	(784)
	Sub-total	12,021	11,236	(784)
		15,570	22,527	6,956

3. Major marketable securities not valued at market and its amount reported on consolidated balance sheet (excluding 1.) (March 31, 2004) (Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	1,505
Corporate bonds	1,711
Foreign bonds	1,000
Other	844
Other marketable securities	
Investment trusts	10,000
Preferred stocks	3,000
Unlisted stocks	281

4. Other securities with maturity, and held-to-maturity bonds that are to be redeemed in the future (March 31, 2004) (Millions of Yen)

	Within 1 year	Over 1 year but within 5 years	Over 5 years but within 10 years	Over 10 years
Held-to-maturity bonds				
Government bonds, local public bonds, etc.	0	9	-	-
Other	2,822	2,238	-	-
Other marketable securities				
Bonds	-	6,948	-	4,267
Other	1,099	-	-	-
Total	3,922	9,197	-	4,267

5. Other securities sold during the current fiscal year (April 1, 2003 – March 31, 2004) (Millions of Yen)

	Sales Price	Total Sales Gains	Total Sales Losses
Stocks	-	-	-
Bonds	-	-	-
Other	12,310	24	7
Total	12,310	24	7

8. Contract amount, fair value and valuation gain or loss of derivative transactions

No entry here due to detailed disclosure on EDINET

9. Severance benefit

1. Outline of the severance benefit plan adopted

Regarding defined benefit plans, the Company and its domestic consolidated subsidiaries have an employee pension insurance plan, qualified retirement pension plan and lump-sum severance allowance plan. The Company may also pay additional severance allowances to departing employees, and such payment is recorded as severance benefit costs when paid.

2. Matters related to severance benefit obligations (Millions of Yen)

	Fiscal Year under Review (March 31, 2005)	Previous Fiscal Year (March 31, 2004)
1. Severance benefit obligations	(17,854)	(25,716)
2. Pension assets	11,140	13,898
3. Unfunded severance benefit obligations (1 + 2)	(6,714)	(11,818)
4. Unrecorded difference occurring due to the change of accounting standards	-	1,191
5. Unrecognized past service liabilities not recorded	646	(1,753)
6. Unrecognized actuarial difference	3,333	6,352
7. Provision for severance benefits	(4,845)	(6,027)
8. Prepaid pension costs	2,110	-

3. Matters related to severance benefit costs (Millions of Yen)

	Fiscal Year under Review (April 1, 2004 – March 31, 2005)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
1. Service costs	982	1,066
2. Interest expenses	392	603
3. Matters related to other severance benefit costs		
Difference expensed due to the change of accounting standards	1,191	1,224
Actuarial difference expensed	3,579	751
Past service liabilities expensed	(1,680)	(426)
Expected rate of return	(443)	(433)
Employee contribution	0	(60)
4. Severance benefit costs (1 + 2 + 3)	4,021	2,724

4. Matters related to basic calculation of severance benefit obligations (Millions of Yen)

	Fiscal Year under Review (April 1, 2004 – March 31, 2005)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
1. Discount rate	%	
(Employee pension fund/basic pension)	2.0	2.0
(Employee pension fund/supplementary pension)	2.0	2.0
(Lump-sum severance allowance)	2.0	2.0
2. Expected rate of return (Employee pension fund)	4.0	4.0
3. Method of periodic allocation for estimated severance benefits	Fixed for the term	Fixed for the term
	years	years
4. Amortization years of past service liabilities	5	5
5. Amortization years of actuarial difference	10	10
6. Amortization years of difference arisen due to the change of accounting standards	5	5

10. Per share information

Fiscal Year under Review (April 1, 2004 – March 31, 2005)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
Net assets per share: ¥2,069.32 Net income per share: ¥244.27 Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects.	Net assets per share: ¥1,858.63 Net income per share: ¥240.26 Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects.

(Note) The calculation bases of net income per share are as follows. (Millions of Yen)

	Fiscal Year under Review (April 1, 2004 – March 31, 2005)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
Net income on the consolidated income statement	16,381	16,239
Amount that does not belong to ordinary shareholders	144	156
(Of which, bonuses to directors by profit appropriation)	(144)	(156)
Net income related to ordinary shares	16,237	16,083
Number of average shares during the period (thousands of shares)	66,473	66,942

11. Transactions with related parties

Fiscal Year under Review (April 1, 2004 – March 31, 2005)

Directors, main individual shareholders, etc.

Attributes	Name	Location	Capital (Millions of Yen)	Business description	Percentage of voting rights owned	Description of relationships		Description of transactions		Transaction amount (Millions of Yen)	Account title	Year-end balance (Millions of Yen)
						Director's concurrent position	Actual relationship					
Companies, etc. (including subsidiaries of respective companies), the majority of shares of which is owned by directors and/or their next of kin	Takahara Kosan Co., Ltd.	Minato-ku, Tokyo	10	Insurance agency	Direct ownership: 5.1%	None	Insurance for the Company Building lease	Sales transactions	Insurance premiums Lease charges	159 12	- -	- -
Companies, etc. (including subsidiaries of respective companies), the majority of shares of which is owned by directors and/or their next of kin	Unitec Co., Ltd.	Shikoku Chuo-shi, Ehime Prefecture	98	Real estate lease	Direct ownership: 18.3%	None	Land lease	Sales transactions	Sales transactions	181	-	-

Notes

1. Transaction conditions and the determination policy of transaction conditions

(1) Insurance premiums are based on amounts calculated using general insurance premium rates obtained after insured amounts are specified.

(2) Real estate lease amounts are quarterly determined based on transactions in neighboring areas.

2. Voting rights of Takahara Kosan Co., Ltd. are owned as follows: direct ownership of 20.0% by Takahisa Takahara, representative director of the Company, direct ownership of 1.0% by Keiichiro Takahara, representative director of the Company, and direct ownership of 44.5% and indirect ownership of 34.5% by Keiichiro Takahara's next of kin.

3. Voting rights of Unitec Co., Ltd. are held as follows: direct ownership of 0.7% by Takahisa Takahara, representative director of the Company, direct ownership of 1.0% by Keiichiro Takahara, representative director of the Company, and direct ownership of 1.5% and indirect ownership of 97.8% by Keiichiro Takahara's next of kin.

4. The above transaction amounts are exclusive of consumption taxes.

Previous Fiscal Year (April 1, 2003 – March 31, 2004)

Not applicable

Non-Consolidated Earnings for Fiscal Year Ended March 31, 2005

April 28, 2005

Corporate Name: Unicharm Corporation
Code Number: 8113
Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/)
Location of Head Office: Ehime Prefecture
Chief Corporate Representative: Takahisa Takahara, President & Chief Operating Officer
Contact: Norizumi Yoshihara, Senior Executive Officer
Telephone Number: +81-3-3447-5111
Date of Board Meeting for Book-Closing: April 28, 2005
Disbursement of dividends: Yes
Date of dividend disbursement to be started: June 30, 2005
Date of General Shareholder's Meeting: June 29, 2005
Odd-stock system adoption: Yes (1 unit: 100 shares)

1. Non-consolidated business results for the fiscal year ended March 31, 2005 (April 1, 2004 – March 31, 2005)

(1) Non-consolidated business results

(Note) Amounts less than one million yen have been discarded.

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended March 31, 2005	165,132	(0.2)	10,358	(29.3)	14,775	(20.8)
Year ended March 31, 2004	165,508	6.2	14,644	20.9	18,645	24.3

	Net Income		Net Income per Share	Diluted Net Income per Share	Return on Equity (ROE)	Ordinary Income/ Total Asset	Ordinary Income/ Net Sales
	Millions of yen	%	Yen	Yen	%	%	%
Year ended March 31, 2005	9,434	(19.1)	140.57	-	9.0	10.5	9.0
Year ended March 31, 2004	11,658	27.7	172.46	-	11.9	14.0	11.2

(Notes)
1) Average number of shares
Year ended March 31, 2005 66,473,685 Year ended March 31, 2004 66,942,629
2) Change in accounting methods Yes
3) Percentage changes in sales, operating income, ordinary income and net income represent YOY increases (decreases).

(2) Dividends

	Annual Dividend per Share			Total Annual Dividend	Dividend Payout Ratio	Dividend Rate for Shareholder's Equity
		Interim Dividend	Year-end Dividend			
	Yen	Yen	Yen	Millions of yen	%	%
Year ended March 31, 2005	30.00	15.00	15.00	1,994	21.3	1.8
Year ended March 31, 2004	28.00	14.00	14.00	1,861	16.2	1.8

(3) Non-consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
Year ended March 31, 2005	139,884	108,805	77.8	1,635.50
Year ended March 31, 2004	141,135	101,617	72.0	1,526.95

(Note) Number of shares issued as of the end of period
Year ended March 31, 2005 66,472,140 Year ended March 31, 2004 66,474,997
Number of treasury stock as of the end of the period
Year ended March 31, 2005 2,509,451 Year ended March 31, 2004 2,506,594

2. Projected non-consolidated business results for fiscal 2005 (April 1, 2005 - March 31, 2006)

	Net Sales	Ordinary Income	Net Income	Annual Dividend per Share		
				Interim Dividend	Year-end Dividend	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim period	84,000	6,600	4,600	16.00	-	-
Full Fiscal Year	169,000	13,500	9,100	-	16.00	32.00

(Ref.) Projected net income per share ¥135.54

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties. Please refer to pages 13 and 14 of the attached materials for the abovementioned projected business results.

12. Non-consolidated Financial Statements, etc.

(1) Non-Consolidated Balance Sheet

(Millions of yen)

Item \ Period	Fiscal Year under Review (as of March 31, 2005)		Previous Fiscal Year (as of March 31, 2004)		Increase/ Decrease
	Amount	Percentage	Amount	Percentage	Amount
Assets		%		%	
I Current assets	72,961	52.2	70,105	49.7	2,855
Cash and deposits	34,839		26,178		8,661
Notes receivable	233		252		(18)
Accounts receivable	16,235		16,662		(426)
Marketable securities	10,343		12,822		(2,479)
Products/merchandise	25		333		(307)
Supplies	317		4,053		(3,736)
Prepaid expenses	172		163		9
Deferred tax assets	907		1,507		(599)
Short-term loans to affiliates	6,337		5,948		388
Other receivable	3,479		2,164		1,315
Other current assets	77		56		21
Allowance for bad debts	(10)		(37)		27
II Fixed assets	66,922	47.8	71,029	50.3	(4,106)
1. Tangible fixed assets	6,935	5.0	12,949	9.2	(6,013)
Buildings	2,212		4,658		(2,445)
Other structures	115		209		(94)
Machinery and equipments	493		501		(8)
Vehicles and delivery equipments	8		11		(3)
Tools, furniture and fixtures	602		443		159
Land	3,486		7,112		(3,625)
Construction in progress	17		12		4
2. Intangible fixed assets	2,284	1.6	2,668	1.9	(384)
Goodwill	454		681		(227)
Leasehold interest	0		60		(59)
Trademarks	6		4		1
Software	1,821		1,883		(61)
Telephone access rights	0		35		(35)
Other intangible fixed assets	1		2		0
3. Investments and other assets	57,702	41.2	55,411	39.2	2,290
Investment securities	28,225		26,845		1,379
Stocks of affiliates	15,646		15,674		(28)
Capital introduced	12		264		(251)
Capital introduced to affiliates	7,099		5,194		1,905
Long-term loans to affiliates	1,253		1,523		(270)
Claims in bankruptcy and reorganization	589		589		-
Long-term prepaid expenses	71		46		25
Prepaid pension expenses	1,481		-		1,481
Deferred tax assets	1,707		981		726
Deferred tax assets related to revaluation	212		1,408		(1,196)
Security deposits	590		599		(8)
Reserve for insurance	2,958		2,930		28
Other investments	407		568		(160)
Allowance for bad debts	(916)		(1,000)		83
Allowance for valuation loss on investments in affiliates	(1,638)		(213)		(1,424)
Total Assets	139,884	100.0	141,135	100.0	(1,251)

(Millions of yen)

Item \ Period	Fiscal Year under Review (as of March 31, 2005)		Previous Fiscal Year (as of March 31, 2004)		Increase/ Decrease
	Amount	Percentage	Amount	Percentage	Amount
Liabilities		%		%	
I Current liabilities	24,414	17.4	32,507	23.0	(8,092)
Notes payable	93		640		(547)
Accounts payable	10,775		9,928		847
Accrued expenses	11,253		13,297		(2,043)
Accrued consumption taxes	180		270		(89)
Accrued expenses	777		906		(129)
Accrued corporate income tax	-		6,081		(6,081)
Deposits received	91		62		29
Unearned revenue	4		4		0
Reserve for bonus payment	1,210		1,290		(80)
Other current liabilities	28		25		2
II Long-term liabilities	6,664	4.8	7,010	5.0	(346)
Provision for severance benefits	3,867		4,077		(210)
Provision for Directors' severance bonus	1,072		1,030		41
Security deposits received	1,725		1,902		(177)
Total long-term liabilities	31,078	22.2	39,517	28.0	(8,439)
Shareholders' equity					
I Common stocks	15,992	11.4	15,992	11.4	-
II Additional paid-in capital	18,590	13.3	18,590	13.2	-
Capital reserve	18,590		18,590		-
III Retained earnings	82,751	59.2	77,101	54.6	5,650
Earned reserve	1,991		1,991		-
Voluntary reserve	71,012		61,950		9,062
Reserve for dividend payment	400		400		-
Reserve for reduction entry	62		-		62
General reserve	70,550		61,550		9,000
Unappropriated retained earnings	9,747		13,159		(3,412)
IV Land revaluation difference	(309)	(0.2)	(2,052)	(1.5)	1,743
V Unrealized gains on available-for-sale securities	3,903	2.8	4,094	2.9	(190)
VI Treasury stocks	(12,123)	(8.7)	(12,108)	(8.6)	(14)
Total shareholders' equity	108,805	77.8	101,617	72.0	7,187
Total liabilities and shareholders' equity	139,884	100.0	141,135	100.0	(1,251)

(2) Non-consolidated Statement of Income

(Millions of yen)

Item \ Period	Fiscal Year under Review (April 1, 2004 - March 31, 2005)		Previous Fiscal Year (April 1, 2003 - March 31, 2004)		Increase/ Decrease
	Amount	Percentage	Amount	Percentage	Amount
		%		%	
I Net sales	165,132	100.0	165,508	100.0	(375)
II Cost of sales	104,898	63.5	103,437	62.5	1,461
Gross profit	60,234	36.5	62,070	37.5	(1,836)
III Selling, general and administrative expenses	49,875	30.2	47,426	28.7	2,448
Operating income	10,358	6.3	14,644	8.8	(4,285)
IV Non-operating income	4,563	2.7	4,365	2.7	198
Interest received	80		80		0
Interest on securities	293		327		(34)
Dividend income	3,786		3,402		383
Miscellaneous income	403		554		(150)
V Non-operating expenses	147	0.1	364	0.2	(216)
Interest paid	70		71		(1)
Sales discount	25		27		(1)
Loss on sales of securities	11		4		6
Foreign exchange losses	-		172		(172)
Amount allocated as allowance for bad debts	-		3		(3)
Miscellaneous loss	40		85		(45)
Ordinary income	14,775	8.9	18,645	11.3	(3,869)
VI Extraordinary profit	3,411	2.1	560	0.3	2,851
Gains on sales of fixed assets	1,188		-		1,188
Gain on sales of investment securities	0		-		0
Income from welfare pension fund government refund	2,165		-		2,165
Gain on sales of stocks of affiliates	-		171		(171)
Gain on the reversal of allowance for bad debts	56		55		1
Indemnity allowance	-		36		(36)
Gain on sales of business	-		15		(15)
Legal settlement package	-		281		(281)
VII Extraordinary loss	5,298	3.2	1,099	0.7	4,198
Loss on disposal of fixed assets	38		328		(289)
Loss on sales of fixed assets	918		4		914
Amount allocated as provision for severance benefits	484		608		(124)
Valuation loss on investment securities	0		33		(32)
Impairment losses	2,247		-		2,247
Amount allocated as allowance for valuation loss on investments in affiliates	1,424		125		1,298
Other extraordinary loss	184		-		184
Income before taxes and other adjustments	12,888	7.8	18,105	10.9	(5,217)
Corporate income tax, inhabitant tax and business tax	2,252	1.4	7,213	4.4	(4,961)
Adjustments on corporate income tax, etc.	1,200	0.7	(766)	(0.5)	1,967
Net income	9,434	5.7	11,658	7.0	(2,223)
Profits brought forward	3,052		2,431		621
Reversal (reduction) of revaluation difference	1,743		-		1,743
Interim dividends	997		930		66
Unappropriated retained earnings	9,747		13,159		(3,412)

(3) Proposal for profit appropriation

(Millions of yen)

Item / Period	Fiscal Year under Review (April 1, 2004 - March 31, 2005)	Previous Fiscal year (April 1, 2003 - March 31, 2004)
	Amount	Amount
I Unappropriated retained earnings	9,747	13,159
II Reversal of voluntary reserve		
Reversal of reserve for reduction entry	6	-
III Profit appropriation		
Dividends	997	930
	(Ordinary dividend 15 yen)	(Ordinary dividend 14 yen)
Bonuses to directors and corporate auditors	90	113
(Of which, bonuses to corporate auditors)	(3)	(2)
Voluntary reserve		
Reserve for reduction entry	-	62
General reserve	5,000	9,000
IV Profits carried forward	3,667	3,052

(Note) 1. Interim dividends of ¥930 million (¥14 per share) were paid on December 10, 2003.
2. Interim dividends of ¥997 million (¥15 per share) were paid on December 10, 2004.

Important Accounting Policies

1. Standard and method of valuation of marketable securities
   Held-to-maturity bonds
      Amortized cost method (straight-line method)
   Stocks of subsidiaries and affiliates
      Stated at cost based on the moving-average method
   Other marketable securities
      Marketable securities with fair market value
         Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method)
      Marketable securities without fair market value
         To be stated at cost based on the moving-average method

2. Standard and method of valuation of inventories
   Stated at cost based on the periodic average method

3. Standard and method of valuation of derivative transactions
   Stated at market value

4. Method of depreciation of depreciable assets
   Tangible fixed assets
      By declining-balance method, but straight-line method is applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998
      Standard useful years are as follows:
         Buildings: 3-50 years
   Intangible fixed assets
      By straight-line method
      5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)
   Long-term prepaid expenses
      By straight-line method

5. Accounting for important deferred assets
   Stock issuance costs
      Expensed entirely when paid.

6. Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen
   Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss

7. Appropriation standard applicable to provisions
   1) Allowance for bad debts
   In order to provide for losses from bad debts, the Company appropriates estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables.

   2) Allowance for valuation loss on investments in affiliates
   In order to provide for the reduction of value in investments in affiliates, an amount corresponding to the reduction in net assets was recorded.

   3) Provision for employees' bonus
   In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the Company appropriates the amount corresponding to the fiscal year under review.

   4) Provision for employees' severance benefits
   For employees' severance benefits, of the estimated amount of pension obligations and annuity assets as of

the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated.

The difference (¥4,053 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years.

The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference.

Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

(Additional Information)

As a result of the enactment of the Defined Benefit Corporate Pension Law, the Company and its domestic consolidated subsidiaries obtained the approval of the Japanese Ministry of Health, Labour and Welfare on August 1, 2004 with respect to the return of the welfare pension fund disbursed as a proxy for prior years, and refunded the respective amount (minimum reserve) to the country on November 19, 2004.

The positive impact of the foregoing in the amount of ¥2,165 million was reported as an extraordinary profit for the fiscal year under review.

5) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

8. Method of treating lease transactions

The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

9. Other important matters for preparation of non-consolidated financial statements

Accounting treatment of Consumption Tax, etc.

For accounting purposes, amounts on the non-consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.

Changes in Matters affecting the Preparation of Non-Consolidated Financial Statements

Accounting standard pertaining to impairment of fixed assets
As it became possible to apply "Accounting Standard pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from non-consolidated financial statements covering the fiscal year ended March 31, 2004, the said Accounting Principle and Guideline are applied effective from the fiscal year under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million.

The amounts of accumulated impairment loss are deducted directly from the amounts of the relevant assets in accordance with Rules on Non-Consolidated Financial Statements.

Additional Information

Method of presentation of pro forma standard taxation portion of corporate enterprise tax in non-consolidated statement of income
Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) was promulgated on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base (¥148 million) are reported as part of selling, general and administrative expenses beginning with the fiscal year under review in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004).

Notes

(Non-consolidated Balance Sheet)

(Millions of Yen)

	Fiscal Year under Review	Previous Fiscal Year
1. Accumulated depreciation on tangible fixed assets	6,051	7,133

2. Description of equity	Fiscal Year under Review	Previous Fiscal Year
Number of authorized shares Common shares	196,390,411 shares	196,390,411 shares
Total number of outstanding shares Common shares	68,981,591 shares	68,981,591 shares

3. Assets and liabilities related to affiliates	Fiscal Year under Review	Previous Fiscal Year
Accounts receivable	2,354	1,551
Other receivable	2,144	2,088
Accounts payable	10,728	9,923
Other payable	4,983	6,852

4. Guaranteed obligations

(1) Guaranteed obligations for affiliates' borrowings from financial institutions

	Fiscal Year under Review	Previous Fiscal Year
Unicharm PetCare Corporation	1,000	1,000

(2) Balance of claims for warranty liabilities for latent defects resulting from business transfer

	Fiscal Year under Review	Previous Fiscal Year
Unicharm Eduo Co., Ltd.	82	105

5. Based on the "Law concerning the Revaluation of Land" (Law No. 34 promulgated on March 31, 1998) and the "Partial Amendment of the Law concerning the Revaluation of Land" (revised March 31, 2001), the Company revalues land for business use. In addition, the Company records the tax equivalents on respective valuation differences as deferred tax assets related to revaluation in the assets section, and the total amount of such tax equivalents and valuation differences as land revaluation difference in the shareholders' equity section.

Revaluation method

Calculated based on assessed value in accordance with Article 2, Item 5 of the Enforcement Ordinance for the Law concerning the Revaluation of Land (No. 119 of Government Ordinance promulgated in March 31, 1998)

Date of revaluation: March 31, 2001

	Fiscal Year under Review	Previous Fiscal Year
Difference between the market value of revalued land for business use at year-end and the book value after the revaluation	(428)	(1,679)

6. Dividend restriction	Fiscal Year under Review	Previous Fiscal Year
Net assets increased by valuing assets in accordance with Article 124, Item 3 of the Commercial Law Enforcement Regulation	3,614	2,040

(Non-consolidated Statement of Income)

(Millions of Yen)

	Fiscal Year under Review	Previous Fiscal Year
1. Transactions with affiliates		
Product procurement	99,074	99,610
Interest income	80	79
Dividend income	3,612	3,262

2. Breakdown of main items in selling, general and administrative expenses	Fiscal Year under Review	Previous Fiscal Year
Sales-related transportation expense	4,837	4,864
Sales promotion expense	16,275	14,158
Advertising expense	6,477	5,781
Employees' salaries and bonus	4,944	5,062
Amount newly positioned as provision for employees' bonus	1,210	1,290
Amount newly positioned as provision for severance benefits	768	647
Amount newly positioned as provision for directors' severance bonus	45	44
Depreciation expense	1,305	1,739

	Fiscal Year under Review	Previous Fiscal Year
Ratio of selling expenses in the selling, general and administrative expenses	83%	82%

3. Total amount of research and development expenses	Fiscal Year under Review	Previous Fiscal Year
Research and development expenses included in general and administrative expenses	3,556	4,465

4. Breakdown of loss on disposal of fixed assets	Fiscal Year under Review	Previous Fiscal Year
Buildings	-	90
Machinery and equipments	8	182
Tools, furniture and fixtures	0	10
Software	29	9

5. Impairment loss

The Unicharm Group reported impairment losses for the following asset groups:

Use	Location	Asset type	Impairment loss (Millions of Yen)
Sightseeing/leisure facilities	Utazu City, Kagawa	Buildings	551
		Land	961
		Other	113
Idle assets	Utazu City, Kagawa and other locations	Land	621

The Unicharm Group accounts for earnings and expenses by business unit. Properties for leasing purposes which are not directly committed to the business of the Group, idle assets, etc. are treated as individual properties.

The book value of the sightseeing/leisure facilities was reduced to the level of the recoverable amount as their operating activities had continuously incurred losses and their worth was likely to be impaired. The relevant reduction (¥2,247 million) was treated as impairment loss and reported as an extraordinary loss.

This impairment loss consisted of: ¥551 million in buildings, ¥1,582 million in land, and ¥113 million in other asset categories.

The recoverable value of the asset group of the sightseeing/leisure facilities is measured by its use value, and is computed by discounting its future cash flows at 4.3%. The recoverable value of land is measured by its net sales price and is assessed mainly on the basis of the real estate appraisal value as determined by certified real estate appraisers.

(Lease transactions)
No entry here due to detailed disclosure on EDINET

(Tax effect accounting)

(Millions of Yen)

1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual

	Fiscal Year under Review	Previous Fiscal Year
(Deferred tax assets)		
Current assets		
Accrued business tax	-	589
Reserve for bonus payment	492	525
Others	469	393
Sub-total	961	1,507
Fixed assets		
Investment securities	1,030	1,106
Deferred assets for tax purposes	-	244
Provision for severance benefits	906	1,531
Provision for Directors' severance bonus	436	419
Allowance for bad debts	289	287
Allowance for valuation losses on investments in affiliates	666	87
Impairment loss	832	-
Others	262	157
Sub-total	4,424	3,834
Total deferred tax assets	5,386	5,341
(Deferred tax liabilities)		
Current liabilities		
Accrued business tax	53	-
Others	0	-
Sub-total	53	-
Long-term liabilities		
Reserve for reduction entry	38	42
Unrealized gains on available-for-sale securities	2,679	2,810
Sub-total	2,717	2,852
Total deferred tax liabilities	2,771	2,852
Net deferred tax assets (or liabilities)		
Current assets	907	1,507
Fixed assets	1,707	981
Total	2,615	2,488
(Deferred tax assets related to revaluation)		
Land	212	1,408

2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason

	Fiscal Year under Review	Previous Fiscal Year
Statutory effective tax rate	40.7%	42.1%
(Adjustment)		
Items like entertainment expenses permanently excluded from expenses	1.0%	0.7%
Items like dividend income permanently excluded from income	(10.2%)	(6.8%)
Per capita levy of residential taxes	0.3%	0.2%
Special corporate tax deduction such as research expenses	(2.1%)	(1.3%)
Foreign tax credit	(0.9%)	(0.7%)
Others	(1.9%)	1.4%
Applicable corporate tax rate after the adoption of the tax effect accounting	26.8%	35.6%

13. Marketable Securities

Fiscal Year under Review (as of March 31, 2005)

Securities

Refers to stocks of subsidiaries with market value. The Company does not own stocks of affiliates with market value.

(Millions of yen)

Type	Balance sheet amount	Market value	Difference
Stocks of subsidiaries	1,146	17,398	16,251

Previous Fiscal Year (as of March 21, 2004)

The Company does not own stocks of subsidiaries and affiliates with significant market value.

14. Per share information

Fiscal Year under Review (April 1, 2004 – March 31, 2005)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
Net assets per share: ¥1,635.50	Net assets per share: ¥1,526.95
Net income per share: ¥140.57	Net income per share: ¥172.46
Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects.	Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects.

(Note) The calculation bases of net income per share are as follows. (Millions of Yen)

	Fiscal Year under Review (April 1, 2004 – March 31, 2005)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
Net income on the non-consolidated income statement	9,434	11,658
Amount that does not belong to ordinary shareholders	90	113
(Of which, bonuses to directors by profit appropriation)	(90)	(113)
Net income related to ordinary shares	9,344	11,544
Number of average shares during the period (thousands of shares)	66,473	66,942

15. Changes to Directors and Corporate Auditors (to be effective June 29, 2005)

1. Changes to Directors and Corporate Auditors

(1) New Directors—Elect
Kennosuke Nakano
(currently Managing Executive Officer & General Manager for Feminine Care Business)
Shinji Mori
(currently Managing Executive Officer, General Manager for Sales and General Manager for Health Care Business)
Eiji Ishikawa
(currently Managing Executive Officer, General Manager for Development, and General Manager for Corporate Social Responsibility Division)

(2) Departing Director
Shigeki Maruyama (to become a full-time Corporate Auditor)

(3) New full-time Corporate Auditor-Elect
Shigeki Maruyama (currently Director and Managing Executive Officer)

(4) Departing full-time Corporate Auditor
Katsuaki Ishikawa

File No. 82-4985

June 29, 2004

Unicharm Corporation
President & Representative Director Takahisa Takahara
(Code #: 8113, TSE First Section)
Inquiries: Corporate Planning Department
Director Atsushi Iwata
(TEL: 03-3449-2858)

Notice of the Board of Directors' Resolution Regarding the Sale of Company Shares

Dear Sirs,

At the board of directors' meeting held on June 29, 2004, Unicharm Corporation passed a resolution regarding the sale of Company shares. Details are as follows.

1. Number of shares sold	Common shares	2,116,600 shares
2. Sellers	UFJ Bank Limited	1,121,600 shares
	Takahara Kosan K.K.	500,000 shares
	Nippon Life Insurance Company	440,000 shares
	Kajima Corporation	55,000 shares
3. Sales price	To be determined (the final determination is expected to take place between Wednesday July 7, 2004 and Monday July 12, 2004.)	
4. Selling method	Nikko Citigroup Limited and Nomura Securities Co., Ltd. will purchase and underwrite all shares. The consideration of the underwriters for such sales shall be the aggregate amount of the sales price minus the subscription price (the amount to be paid to the Company by the underwriters).	
5. Subscription period	The subscription period is expected to begin on a business day following the date of determination of the sales price and to continue until the end of the third business day from the date of determination of the sales price.	
6. Subscription deposit	The subscription deposit for each share is equal to the sale	

price of each share.

7. Minimum subscription unit 100 shares

8. Delivery date The shares are expected to delivered by the end of the 7th business day from the date of determination of the sales price.

9. With respect to each of the foregoing items, the Notification of Marketable Securities has been submitted on June 29, 2004 in accordance with the Securities and Exchange Law.

<For your reference>

<Purpose of sales>

The purpose of the above sale of shares is to improve share distribution and boost the liquidity of the Company's shares.

Caution: This document is a press release prepared to publicly disclose information regarding Unicharm's decision to sell its shares. It has not been prepared for the purpose of soliciting investments. Prospective investors are advised to read Unicharm's prospectus for the sale of shares prepared by the Company (and its amendments, if any) before making any investment decisions.

July 7, 2004

Unicharm Corporation
President & Representative Director Takahisa Takahara,
(Code No.: 8113; TSE Section I)
Inquiries: Corporate Planning Department
Director Atsushi Iwata
Telephone: 81-3-3449-2858

Announcement of Determination of Stock Offering Price and Other Matters

Unicharm announces that the following matters have been determined in connection with the sale of Company shares (as resolved at the board of directors' meeting held on June 29, 2004):

1.	Offering Price:	¥5,409 per share
2.	Aggregate Amount of Offering Price:	¥11,448,689,400
3.	Underwriting Price:	¥5,188.20 per share
4.	Aggregate Amount of Underwriting Price:	¥10,981,344,120
5.	Subscription Period:	From July 8, 2004 to July 12, 2004 inclusive
6.	Delivery Date:	July 16, 2004

(Note) The underwriters shall purchase and underwrite the relevant stocks at the underwriting price and offer them at the offering price.

[Reference]

Calculation of Offering Price:

Calculation Base Date and Price:	July 7, 2004	¥5,520
Discount Rate:	2.01%	

Caution: This document is a press release prepared to publicly disclose information regarding Unicharm's decision to sell its shares. It has not been prepared for the purpose of soliciting investments. Prospective investors are advised to read Unicharm's prospectus for the sale of shares prepared by the Company (and its amendments, if any) before making any investment decisions.

File No. 82-4985

August 10, 2004

Unicharm Corporation
President & Representative Director Takahisa Takahara,
(Code No.: 8113; TSE Section I)
Inquiries: Corporate Planning Department
Director Atsushi Iwata
Telephone: 81-3-3449-2858

Announcement Concerning Allotment of Stock Options

With respect to the stock options issued pursuant to (i) Articles 280-20 and 280-21 of the Commercial Code and (ii) the resolution passed at the 44th Regular General Meeting of Shareholders held on June 29, 2004, Unicharm Corporation announces that the following matters were determined at its board of directors' meeting held on June 29, 2004:

1. Terms and Conditions of Issuance of Stock Options

(1) Issuance Date:

October 1, 2004

(2) Type and Number of Shares Targeted by Stock Options:

749,600 ordinary shares of the company

(3) Aggregate Number of Stock Options to be Issued:

7,496

The number of shares being the object of each one stock option (hereinafter referred to as the "Number of Granted Stocks") shall be one hundred (100).

(4) Issuance Price of Stock Options:

Gratis

(5) Amount of Money to be Paid in at the Time of Exercise of Each Stock Option:

To be determined.

The amount of money that must be paid in at the time of exercise of each stock option shall be the amount paid in for one stock issued or transferred by way of exercise of each stock option (hereinafter referred to as "Exercise Price") multiplied by the Number of Granted Stocks.

The Exercise Price shall be the higher of (i) the average value of the closing prices for ordinary market transactions of the Company's common stock at the Tokyo Stock Exchange (hereinafter referred to as the "Closing Price") for all trading days in the month immediately preceding the month of the Issuance Date or (ii) the Closing Price on the Issuance Date, multiplied by a factor of 1.05, with any fraction less than 1 yen being rounded up to 1 yen.

(6) Aggregate Issuance Price of Stocks Issued through Exercise of Stock Options:

To be determined.

(7) Period during which Stock Options may be Exercised:

From July 1, 2007 to June 30, 2009 inclusive

(8) Other Conditions for Exercise of Stock Options:

The holders of stock options may not exercise their stock options if the market price of the ordinary shares of the company at the time of exercise is less than ¥8,200 (which amount shall be adjusted in the same manner as that by which the Issuance Price is adjusted if any cause arises for adjusting the relevant Issuance Price).

(9) Amount Credited to Equity out of Issuance Price of Stocks Issued through Exercise of Stock Options:

To be determined.

The amount shall be the Issuance Price multiplied by a factor of 0.5, with any fraction of less than 1 yen being rounded up to 1 yen.

(10) Outline of Recipients of Stock Options:

Total 2,731 persons, including directors, auditors and employees of the company and the subsidiaries of the company.

[Reference]

(1) Date of Board of Directors' resolution for proposal to Regular General Meeting of Shareholders: April 30, 2004

(2) Date of resolution at Regular General Meeting of Shareholders: June 29, 2004

October 1, 2004

Unicharm Corporation
President & Representative Director Takahisa Takahara,
(Code No.: 8113; TSE Section I)
Inquiries: Corporate Planning Department
Director Atsushi Iwata
Telephone: 81-3-3449-2858

Announcement of Determination of Details of Issuance of Stock Options

At its meeting held on August 10, 2004, the Unicharm board of directors resolved several details related to the issuance of stock options, including the amount to be paid at the time of exercise of stock options. Details are as follows.

1. Issuance Date:
   October 1, 2004
2. Type and Number of Shares Represented by Stock Options:
   749,600 ordinary shares of the company
3. Aggregate Number of Stock Options to be Issued:
   7,496
   The number of shares represented by each stock option (hereinafter referred to as the "Number of Granted Stocks") shall be one hundred (100).
4. Amount of Money to be Paid in at the Time of Exercise of Each Stock Option:
   ¥570,200 per stock option
   (Exercise Price per share: ¥5,702)
   (The Exercise Price per share has been determined as the closing price for the market transactions of the ordinary shares of the company at the Tokyo Stock Exchange on the Issuance Date, multiplied by a factor of 1.05, with any fraction less than 1 yen being rounded up to 1 yen.)
5. Aggregate Issuance Price of Stocks Issued through Exercise of Stock Options:
   ¥4,274,219,200
6. Amount Credited to Equity out of Issuance Price of Stocks Issued through Exercise of Stock Options:
   ¥2,851 per share

[Reference]

(1) Date of Board of Directors' resolution for proposal to Regular General Meeting of Shareholders: April 30, 2004

(2) Date of resolution at Regular General Meeting of Shareholders: June 29, 2004